UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND FOR THE SIX AND THREE

MONTH PERIODS THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CYCSA	Comunicación y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority of Electricity
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FOTAE	Works Administration Trust Transport for Electricity Supply
FRD	Flow for debt repayment
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IEASA	IEASA S.A.
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MEM	Wholesale Electricity Market

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
MMC	Cost Monitoring Mechanism
NIC	International Accounting Standards
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	Centro de Movimiento de Energía S.A.
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SADI	Argentine Interconnection System
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
The Company / Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
VCP	Short-term securities

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2015

presented with comparative figures

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	06.30.2015	12.31.2014
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	247,030,190	226,894,893
Investments in associates	9	140,632,286	133,169,584
Property, plant and equipment	10	11,073,571,736	9,218,099,975
Intangible assets	11	857,652,994	872,384,099
Biological assets		1,874,074	1,894,481
Financial assets at fair value through profit and loss	12	1,318,365,197	963,012,962
Financial assets at amortized cost		39,769,890	-
Deferred tax assets	13	66,018,870	93,681,916
Trade and other receivables	14	1,061,500,241	954,842,893
Total non current assets		14,806,415,478	12,463,980,803

CURRENT ASSETS
Biological assets		45,532	198,470
Inventories		181,115,891	135,570,860
Financial assets at fair value through profit and loss	12	2,057,098,479	1,028,577,127
Financial assets at amortized cost		902,368	-
Trade and other receivables	14	3,430,666,998	2,896,835,156
Cash and cash equivalents		244,725,970	335,234,106
Total current assets		5,914,555,238	4,396,415,719
Total assets		20,720,970,716	16,860,396,522

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

 (Continuation)

	Note	06.30.2015	12.31.2014
SHAREHOLDERS´ EQUITY
Share capital	15	1,314,310,895	1,314,310,895
Additional paid-in capital		347,148,142	342,984,871
Legal reserve		51,462,158	14,304,190
Voluntary reserve		977,780,998	271,779,611
Reserve for directors’ options		266,060,067	266,060,067
Retained earnings		963,020,737	743,159,355
Other comprehensive loss		(31,956,254)	(32,191,096)
Equity attributable to owners of the company		3,887,826,743	2,920,407,893
Non-controlling interest		1,031,028,926	633,431,122
Total equity		4,918,855,669	3,553,839,015

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	16	2,463,947,468	1,909,433,852
Borrowings	17	4,002,815,865	3,731,267,723
Deferred revenue		127,021,849	109,089,120
Salaries and social security payable		75,118,154	62,858,307
Defined benefit plans		220,010,918	196,587,957
Deferred tax liabilities	13	517,247,594	470,584,488
Taxes payable		343,727,885	274,654,874
Provisions	18	147,550,295	119,455,898
Total non current liabilities		7,897,440,028	6,873,932,219

CURRENT LIABILITIES
Trade and other payables	16	5,143,425,650	4,536,471,292
Borrowings	17	1,280,558,892	839,303,970
Deferred revenue		763,684	763,684
Salaries and social security payable		718,220,189	725,274,898
Defined benefit plans		41,546,727	26,759,690
Taxes payable		666,551,832	231,928,622
Derivative financial instruments		17,788,500	47,880,462
Provisions	18	35,819,545	24,242,670
Total current liabilities		7,904,675,019	6,432,625,288
Total liabilities		15,802,115,047	13,306,557,507
Total liabilities and equity		20,720,970,716	16,860,396,522

The accompanying notes are an integral part of these unaudited condensed interim financial statements

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the six and three month periods ended June 30, 2015

presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

		Six Months		Three Months
	Note	06.30.2015	06.30.2014	06.30.2015	06.30.2014

Revenue	19	3,457,573,585	2,921,356,949	1,757,675,367	1,489,949,751
Cost of sales	20	(3,339,599,882)	(2,813,881,916)	(1,762,305,738)	(1,495,423,755)
Gross profit (loss)		117,973,703	107,475,033	(4,630,371)	(5,474,004)

Selling expenses	21	(419,591,186)	(315,694,155)	(226,720,654)	(160,750,538)
Administrative expenses	22	(523,059,030)	(366,770,207)	(276,052,868)	(203,804,251)
Other operating income	23	202,213,296	114,794,429	108,958,479	74,531,977
Other operating expenses	23	(224,689,028)	(167,469,976)	(130,659,635)	(106,888,520)
Share of profit (loss) of joint ventures	8	28,667,311	(2,708,534)	25,118,784	22,667,642
Share of (loss) profit of associates	9	7,462,702	(1,975,757)	5,621,453	5,531,441
Operating loss before higher costs recognition and SE Resolution No. 32/15		(811,022,232)	(632,349,167)	(498,364,812)	(374,186,253)
Income recognition on account of the RTI - SE Resolution No. 32/15	2	2,388,652,390	-	1,054,775,018	-
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	2	186,595,975	735,534,348	-	735,534,348
Operating income		1,764,226,133	103,185,181	556,410,206	361,348,095

Financial income	24	128,918,083	194,053,785	72,010,200	147,298,373
Financial expenses	24	(292,943,077)	(558,493,086)	46,850,031	(303,681,680)
Other financial results	24	352,478,867	(201,979,426)	(203,757,458)	98,754,597
Financial results, net		188,453,873	(566,418,727)	(84,897,227)	(57,628,710)
Profit before income tax		1,952,680,006	(463,233,546)	471,512,979	303,719,385

Income tax and minimun national income tax		(587,544,843)	68,025,738	(268,348,941)	20,841,922
Profit (loss) for the year from continuing operations		1,365,135,163	(395,207,808)	203,164,038	324,561,307

Other comprehensive (loss) income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans		409,389	-	-	-
Income tax		(143,286)	-	-	-
Other comprehensive income of the period		266,103	-	-	-
Comprehensive income of the period		1,365,401,266	(395,207,808)	203,164,038	324,561,307

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

		Six Months		Three Months
	Note	06.30.2015	06.30.2014	06.30.2015	06.30.2014
Total Profit (loss) of the period attributable to:
Owners of the company		963,020,737	(80,414,685)	61,077,307	309,690,541
Non - controlling interest		402,114,426	(314,793,123)	142,086,731	14,870,766
		1,365,135,163	(395,207,808)	203,164,038	324,561,307

Total comprehensive income (loss) of the period attributable to:
Owners of the company		963,255,579	(80,414,685)	61,312,149	309,690,541
Non - controlling interest		402,145,687	(314,793,123)	142,117,992	14,870,766
		1,365,401,266	(395,207,808)	203,430,141	324,561,307

Earing (Loss) per share attributable to the equity holders of the company during the period
Basic earnings (loss) per share from continuing operations	25	0.7327	(0.0612)
Diluted earnings (loss) per share from continuing operations	25	0.6154	(0.0612)

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six and three month period ended June 30, 2015

presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

Reserve for directors’ options	-	-	-	-	4,472,676	-	-	4,472,676	-	4,472,676
Sale of interest in subsidiaries	-	61,687,710	-	-	-	-	-	61,687,710	6,873,079	68,560,789
Change of interest in subsidiaries	-	12,594,857	-	-	-	-	-	12,594,857	86,752,644	99,347,501
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(15,537,261)	(15,537,261)
Constitution of legal reserve - Shareholders’ meeting 04.30.2014	-	-	14,304,190	-	-	-	(14,304,190)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2014	-	-	-	271,779,611	-	-	(271,779,611)	-	-	-
	-	-	-	-	-	-	-		-
Loss for the period of six months	-	-	-	-	-	-	(80,414,685)	(80,414,685)	(314,793,123)	(395,207,808)
Comprehensive Loss for the six months	-	-	-	-	-	-	(80,414,685)	(80,414,685)	(314,793,123)	(395,207,808)

Balance as of June 30, 2014	1,314,310,895	337,772,478	14,304,190	271,779,611	263,823,729	(24,385,321)	(80,414,685)	2,097,190,897	539,267,103	2,636,458,000

Reserve for directors’ options	-	-	-	-	2,236,338	-	-	2,236,338	-	2,236,338
Sale of interest in subsidiaries	-	5,212,393	-	-	-	-	-	5,212,393	941,851	6,154,244
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(1,094,785)	(1,094,785)

Profit for the six months	-	-	-	-	-	-	823,574,040	823,574,040	101,174,054	924,748,094
Other comprehensive loss for the period of six months	-	-	-	-	-	(7,805,775)	-	(7,805,775)	(6,857,101)	(14,662,876)
Comprehensive (loss) profit for the period of six months	-	-	-	-	-	(7,805,775)	823,574,040	815,768,265	94,316,953	910,085,218

Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

Constitution of legal reserve - Shareholders’ meeting 04.30.2015	-	-	37,157,968	-	-	-	(37,157,968)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2015	-	-	-	706,001,387	-	-	(706,001,387)	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(4,951,681)	(4,951,681)
Sale of interest in subsidiaries	-	4,163,271	-	-	-	-	-	4,163,271	403,798	4,567,069

Profit for the six months	-	-	-	-	-	-	963,020,737	963,020,737	402,114,426	1,365,135,163
Other comprehensive profit for the period of six months	-	-	-	-	-	234,842	-	234,842	31,261	266,103
Comprehensive profit for the period of six months	-	-	-	-	-	234,842	963,020,737	963,255,579	402,145,687	1,365,401,266

Balance as of June 30, 2015	1,314,310,895	347,148,142	51,462,158	977,780,998	266,060,067	(31,956,254)	963,020,737	3,887,826,743	1,031,028,926	4,918,855,669

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS

For the six and three month period ended June 30, 2015

presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Note	06.30.2015	06.30.2014
Cash flows from operating activities:
Total profit (loss) for the period		1,365,135,163	(395,207,808)
Adjustments to reconcile net (loss) profit to cash flows generated by operating activities:
Income tax and minimum notional income tax		587,544,843	(68,025,738)
Accrued interest		140,130,821	357,433,720
Depreciations and amortizations	20, 21 and 22	298,042,694	205,093,342
Reserve for directors’ options	22	-	4,472,676
(Recovery) Constitution of accruals, net		(4,670,749)	3,779,874
Constitution of provisions, net		39,508,978	61,526,943
Share of (loss) profit of joint ventures and associates	8 and 9	(36,130,013)	4,684,291
Accrual of defined benefit plans	20, 21 and 22	60,036,836	25,169,729
Net foreing currency exchange difference	24	138,871,718	653,525,618
Income from measurement at present value	24	(26,649,606)	(10,145,586)
Changes in the fair value of financial instruments		(461,101,924)	(391,117,654)
Result from repurchase of corporate bonds	24	-	(47,208,426)
Results from property, plant and equipment sale and decreases	23	1,254,675	(3,710,452)
Consumption of materials		8,798,339	1,841,260
Revenue recognition from CAMMESA finance		(7,019,838)	(8,701,248)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	2	(186,595,975)	(735,534,348)
Revenue recognition on account of the RTI - Res. SE No. 32/15	2	(447,438,252)	-
Dividends earned	23	(4,486,563)	(2,777,280)
Recovery of tax on gross income	23 and 24	-	(41,110,708)
Provision for decommissioning of wells		3,259,791	21,153
Compensation agreements	21, 22 and 23	88,161,801	60,490,055
Other expenses FOCEDE		25,909,778	-
Other finance results		4,822,919	744,123
Other		1,234,506	(705,845)

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(931,882,374)	(365,920,970)
Increase in inventories		(45,298,721)	(40,656,617)
Decreace in biological assets		152,938	481,261
Increase in trade and other payables		215,315,461	1,048,812,518
Increase in deferred income		18,314,571	-
Increase in salaries and social security payable		5,200,903	33,608,719
Decrease in defined benefit plans		(21,417,447)	(7,080,170)
Decrease in taxes payable		(33,971,953)	(1,425,399)
Decrease in provisions		(12,169,526)	(27,121,609)
Income tax paid		(5,908,875)	(2,013,422)
Funds obtained from PUREE (ES Resolution No. 1037/07)		25,612,143	224,733,218
Subtotal before variations of debts with CAMMESA		802,567,062	537,955,220
Increase in account payable and loans with CAMMESA		1,108,096,433	433,462,599
Net cash generated by operating activities		1,910,663,495	971,417,819

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

	06.30.2015	06.30.2014
Cash flows from investing activities:
Purchases of property, plant and equipment acquisition	(1,526,776,545)	(691,050,470)
Purchases of financial assets at fair value	(465,514,909)	(375,840,610)
(Payments) Purcahses of derivative financial instruments	(55,610,777)	7,675,000
Proceeds from property, plant and equipment sale	40,660	2,252,922
Proceeds from financial assets at fair value sale	224,635,470	254,470,337
Proceeds from financial assets' amortization	1,579,202	1,352,710
Proceeds from financial assets' interest	3,966,253	14,396,332
Dividends received	4,486,563	2,777,280
Proceeds from loans	4,272,391	2,976,412
Proceeds (Constitution) of guarantee deposits	257,633,052	-
Recovery (Subscription) of investment funds, net	(653,089,164)	(269,607,734)
Capital contribution in joint ventures	(475,000)	-
Net cash used in investing activities	(2,204,852,804)	(1,050,597,821)

Cash flows from financing activities:
Proceeds from borrowings	1,521,008,117	797,922,857
Payment of borrowings	(1,003,926,603)	(501,767,921)
Payment of borrowings' interests	(324,383,800)	(241,676,373)
Capital contributions received from third parties in subsidiries	-	98,997,500
Proceeds from sale of interest in subsidiaries	4,567,078	68,856,035
Dividends paid to third parties in subsidiaries	-	(2,800,000)
Net cash used in financing activities	197,264,792	219,532,098

(Decrease) Increase in cash and cash equivalent	(96,924,517)	140,352,096

Cash and cash equivalents at the beginning of the year	335,234,106	341,668,865
Foreing currency exchange difference generated by cash and cash equivalents	6,416,381	30,293,909
(Decrease) Increase in cash and cash equivalents	(96,924,517)	140,352,096
Cash and cash equivalents at the end of the year	244,725,970	512,314,870

Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables	(443,504,307)	(272,651,476)
Borrowing costs capitalized in property, plant and equipment	(173,722,737)	(7,295,475)
Decreased from offsetting of PUREE-related liability against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)	10,618,797	(168,425,807)
Decreased from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)	158,081,277	(1,038,046,931)
Decrease in borrowings through offsetting trade receivables	(51,291,289)	-
Decrease in financial assets at fair value repurchased notes	-	91,637,990
Increase in provision for decomissioning of wells	(9,004,291)	-
Constitution of guarantee of derivative financial instruments through the delivery of financial assets at fair value through profit or loss	(953,507)	-
Dividends to third outstanding	4,951,680	-

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the six and three month periods ended June 30, 2015

presented with comparative figures

(in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,279 km of lines of its own, as well as 6,159 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the financial statements for the year ended December 31, 2014, with the exception of the changes stated below.

2.1 Generation

2015 - 2018 Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration

On July 2, 2015, the Company and its power generation subsidiaries entered into the "2015 - 2018 Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration" (the "2015-2018 Agreement"). The 2015-2018 Agreement aims to expand SADI's installed capacity through the execution of new generation projects to be financed with: (i) the LVFVDs resulting from the application of SE Resolution No. 406/03 and not committed under other agreements; (ii) the charges for the Additional Remuneration committed to the Trust; (iii) a new  charge to be accrued in favor of generating agents executing the 2015-2018 Agreement, which will be regulated by the SE (the “2015 -2018 FONINVEMEM Resources”) (in this respect, items (i), (ii) y (iii) will make up the “Committed Receivables”), and (iv) possibly, the generating agents and/or the National Government's Additional Contributions.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

In the case of the Additional Remuneration committed to the Trust and the 2015 -2018 FONINVEMEM Resources, all amounts accrued and to be accrued between February 2015 - December 2018 period (and not committed under other agreements) will be bound.

Any possible Additional Contributions to the Committed Receivables will be repaid through the execution of a supply agreement with the new power plants' MEM as from the commercial commissioning of each new Project. The remuneration for the power capacity equivalent to the percentage of the Committed Receivables allocated by the generator to the Project over the whole funds destined to the Project will be determined pursuant to the scheme provided for by SE Resolution No. 95/13 as amended by SE Resolution No. 529/14 and SE Resolution No. 482/15 or any other provision superseding it.

The National Government's shareholding in the Project will be equivalent to the whole allotted funds less the percentage corresponding to the Committed Receivables and each generator's Additional Contributions over the whole allotted funds. Power generation companies will have an equity interest equivalent to the whole funds allotted to the Project less the National Government's shareholding.

The 2015 -2018 Agreement sets forth the terms to define the work group and the later submittal of the projects to be executed. Pampa Group's generating companies are currently analyzing the project to be executed under the 2015 -2018 Agreement so as to properly fulfill them.

SE Resolution No. 482/15 – Update of the remuneration scheme implemented by SE Resolution No. 95/13 and previously updated by SE Resolution No. 529/14

SE Resolution No. 482/15: i) superseded Schedules I, II, III, IV and V of SE Resolution No. 529/14 (which amended SE Resolution No. 95/13) and provided for a retroactive updating —as from the economic transactions for the month of February, 2015— of the remuneration values contemplated in such schedules; ii) modified the calculation of the variable transportation costs applicable to hydroelectric and/or renewable energy generators; iii) incorporated an additional item called "2015-2018 Resources for FONINVEMEM Investments"; iv) incorporated a remuneration item (“2015-2018 FONINVEMEM Direct Remuneration”) applicable to units installed pursuant to the 2015-2018 FONINVEMEM; v) incorporated an additional remuneration to encourage production and efficiency (subject to the meeting of certain conditions); and vi) modified the procedure applicable to the settlement of the remuneration for fixed costs and non-recurring maintenance works (“Maintenance Remuneration”).

It should be pointed out that the system contemplated by SE Resolution No. 482/15 applies directly to generators having previously adhered to SE Resolution No. 95/13 or SE Resolution No. 529/14.

The updating of the remuneration scheme comprises the following items:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

1)    Fixed Costs Remuneration :

Classification or technology and scale	$/MW-prh
TG units with power capacity (P) > 50 Mw	64
TV units with power capacity (P) < 100 Mw	106.4
TV units with power capacity (P) > 100 Mw	76
HI units with power capacity (P) between 30 Mw and 120 Mw	103.4
HI units with power capacity (P) between 120 Mw and 300 Mw	49

Pursuant to SE Resolution No. 482/15, the reference availability value for the available power capacity will be determined based on the site's typical temperature conditions.

2)    Variable Costs Remuneration :

Classification or technology and scale	Operating with:
	Natural Gas	FO/GO Hydrocarbons
	$/MWh
TG units with power capacity (P) > 50 Mw	33.1	57.9
TV units with power capacity (P) < 100 Mw	33.1	57.9
TV units with power capacity (P) > 100 Mw	33.1	57.9

Hydroelectric Units	$/MWh
HI units with power capacity (P) between 30 Mw and 120 Mw	26.2
HI units with power capacity (P) between 120 Mw and 300 Mw	26.2

3)    Additional Remuneration :

Classification or technology and scale	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power capacity (P) > 50 Mw	11.7	7.8
TV units with power capacity (P) < 100 Mw	13.7	5.9
TV units with power capacity (P) > 100 Mw	11.7	7.8
HI units with power capacity (P) between 30 Mw and 120 Mw	84.2	14.9
HI units with power capacity (P) between 120 Mw and 300 Mw	59.4	39.6

4)    Maintenance Remuneration :

Classification or technology and scale	$/MWh
TG units with power capacity (P) > 50 Mw	28.2
TV units with power capacity (P) < 100 Mw	28.2
TV units with power capacity (P) > 100 Mw	28.2
HI units with power capacity (P) between 30 Mw and 120 Mw	8
HI units with power capacity (P) between 120 Mw and 300 Mw	8

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

With the passing of SE Resolution No. 482/15, hydroelectric power generators are recognized a Maintenance Remuneration effective as from the economic transaction corresponding to February 2015 and calculated monthly based on the total generated power. Such remuneration will be implemented through LVFVDs and will be destined exclusively to the financing of major maintenance works to be approved by the SE.

SE Resolution No. 482/15 provides that the Maintenance Remuneration for thermal generators will result from the application of a formula contemplating adjustments based on the Capacity Utilization Factor for the last rolling year and a Starting Factor contemplating startings under the dispatch administered by CAMMESA for the last rolling year. In both cases, the rolling year is calculated until the month prior to the transaction.

5) Incentives to “Production” and “Operating Efficiency”:

The incentives system consists of an increase in the variable costs remuneration upon the meeting of certain conditions.

The “Production” incentive consists of a 15% or 10% increase in the variable costs remuneration for thermal units operating with liquid fuels or gas/coal respectively as from the moment their production accumulated during the year exceeds 25% or 50% of their production capacity with the applicable fuel and for their actual capacity.

The “Efficiency” incentive consists of the recognition of an additional remuneration equivalent to the variable costs remuneration for the percentage difference between the actual consumption and the reference consumption fixed for each type of unit and fuel. This comparison will be made on a quarterly basis. In the case of higher consumptions, the variable costs base remuneration will not be affected.

The specific consumption reference values are the following:

Generating Unit	Natural Gas	Alternative Fuels (FO/GO/CM)
	Kcal/kWh	Kcal/kWh
TG	2,400	2,600
TV	2,600	2,600

6) 2015 -2018 FONINVEMEM Resources:

Pursuant to the 2015-2018 Agreement, SE Resolution No. 482/15 has included a specific contribution, the 2015 -2018 FONINVEMEM Resources, to be allocated to the execution of works contemplated under such system. The 2015 -2018 FONINVEMEM Resources will be allotted to generators participating in projects approved or to be approved by the SE.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Specific contributions will be assigned by CAMMESA to each applicable generating agent automatically and retroactively to the economic transactions for the month of February 2015 and until December 2018 as from the execution of the applicable construction and supply agreements. Pursuant to SE Resolution No. 482/15, the assigned 2015 -2018 FONINVEMEM Resources do not create a vested right in favor of the generator; thus, they may be reassigned by the SE in case of breach of the construction and/or supply agreements.

As of the date of these unaudited condensed interim financial statements, subsidiaries from the Generation segment are analyzing several projects which, if approved by the SE, would entail the automatic assignment of specific contributions amounting to $ 46.9 million as of June 30, 2015. Revenues from the 2015-2018 FONINVEMEM Remuneration will be recognized as from the approval of the investment projects through the assignment of specific contributions.

The values for the 2015 -2018 FONINVEMEM Resources are as follows:

Technology and scale	2015-2018 Investment Resources ($/MWh)
TG units with power capacity (P) > 50 Mw	15.8
TV units with power capacity (P) < 100 Mw	15.8
TV units with power capacity (P) > 100 Mw	15.8
HI units with power capacity (P) between 30 Mw and 120 Mw	6.3
HI units with power capacity (P) between 120 Mw and 300 Mw	6.3

7) 2015-2018 FONINVEMEM Direct Remuneration :

It consists of the recognition of an additional remuneration equivalent to 50% of the Direct Additional Remuneration to units installed under the 2015-2018 FONINVEMEM. Such remuneration will be recognized for a term not exceeding 10 years as from the commercial commissioning of the unit.

Implementation Criteria for SE Resolution No. 95/2013

SE Resolution No. 482/2015 excluded hydroelectric and/or renewable energy generators from the provisions of Section 3.3, second paragraph, of the above-stated Implementation Criteria, providing that the variable transportation costs applicable to the generator (in accordance with the methodology described in Section 4.12.3.1, Chapter IV, “the Procedures”) would take into consideration the whole power generated by the Generator.

Receivables from WEM generators

As of June 30, 2015 and December 31, 2014, the Company, throught its subsidiaries generation, holds receivables with CAMMESA which, at nominal value, together with accrued interest, amount to a total $ 886.6 and $ 797.4 million, with an estimated recoverable value of $ 849.4 and $ 745.6 million, respectively. The following detailed integration:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

a.       LVFVDs pursuant to SE Resolution No. 406/03 2004-2006. They have been assigned to FONINVEMEM in the amount of $ 59.3 million and $ 66 million including interest, and their estimated recoverable value amounts to $ 50.2 million and $ 54.8 million, respectively.

b.       LVFVDs pursuant to SE Resolution No. 406/03 2008-2011. They have been allocated to the “2014 Agreement” in the amount of $ 444.4 million and $ 408.5 million including interest, and their estimated recoverable value amounts to $ 444.4 million and $ 397.8 million, respectively.

c.       LVFVDs pursuant to SE Resolution No. 406/03 2012-2013 and SE Resolution No. 95/13. These have been allocated to the “2014 Agreement” in the amount of $ 303 million and $ 228.6 million including interest, and their estimated recoverable value amounts to $ 277 million and $ 198.8 million, respectively

d.       LVFVDs for Maintenance Remuneration in the amount of $ 79.9 million and $ 94.3 million, respectively, bound to cancel the funding approved by the SE previously authorized for maintenance works. They have been valued at their nominal value plus interest, net of offsets, except in the case of HIDISA and HINISA, which are subject to approval by the SE and, therefore, these Companies have decided to recognize this remuneration as income for the period in which the approval for the maintenance is verified, until reaching the amounts approved by the SE.

2.2 Distribution

a.       Resolution SE No. 32/15

At the date of issuance of these unaudited condensed interim financial statements, the changes with respect to the situation reported by Edenor in the financial statements as of December 31, 2014, are as follow:

The SE issued SE Resolution 32/15, whereby it:

a)       Grants a temporary increase in income to Edenor effective as from February 1, 2015, and on account of the RTI, in order for the Company to cover expenses and afford the investments associated with the normal provision of the public service, object of the concession.

The additional income will be produced from the difference between the Theoretical electricity rate schedule included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE’s calculations, which are provided to the SE and CAMMESA on a monthly basis. These funds will be contributed by the Federal Government and transferred to Edenor by CAMMESA.

b)       Establishes that, as from February 1, 2015, the funds relating to the PUREE to which SE Resolution No. 745/05 refers will be regarded as part of Edenor’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

c)       Authorizes Edenor to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the MMC established receivables, including interest, if any, for both concepts.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

d)       Instructs CAMMESA to issue LVFVD in favor of Edenor for the surplus, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by Edenor under the Loans for consumption (Mutuums) granted for higher salary costs.

e)       Instructs CAMMESA to implement a payment plan to be defined with Edenor, with the prior approval of the SE, for the settlement of the remaining balances in favor of the MEM.

f)        Establishes that Edenor will neither distribute dividends nor use the income deriving from that which has been detailed in caption a) to repay loans to financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the MEM, the payment of salaries of Edenor’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

g)       Establishes that Edenor shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to compliance with clause 4.2 of the Adjustment Agreement and the resolution.

The impacts of SE Resolution No. 32/2015 on the condensed interim statement of comprehensive income (loss) are summarized below (in thousands of pesos):

		06.30.2015
Other income
Additional increase from the difference between the electricity rate schedules	a)	1,650,346
Funds obtained from PUREE	b)	290,868
Decrease in loans for comsuption (Mutuums) granted for higher salary costs	d)	447,438
Higher cost recognition	c)	186,596
Total other income		2,575,248

(1) As of June 30, 2015, the balance pending collection amounts to $ 353.1 million.

Additionally, and as established by the SE through SE Note No. 1208 dated June 29, 2015, the amounts owed to CAMMESA have been recalculated based on the new adopted criteria.  Thus on July 22, 2015, the newly owed amounts were agreed upon, and CAMMESA issued the LVFVD established in captions c) and d) and the documents supporting what had been agreed. The net result of this agreement generated a profit of $ 254.4 million that has been recorded in the “Financial expenses” line item within the condensed interim statement of comprehensive income (loss).

At the date of issuance of these condensed interim financial statements, Edenor Management has been analyzing the steps to be taken as indicated in section 14 of SE Resolution No. 32/15, detailed in the preceding caption g).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

b.       Loans for consumption (mutuums) and assignments of secured receivables

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by Edenor as of December 31, 2014, except for the following:

1.     Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

On January 22, March 13, and June 10, 2015, the loan for consumption agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 1.04 billion, $ 304.7 million and $460.1 million, respectively.

As of June 30, 2015, the debt related to this concept amounts to $ 908.7 million (comprised of $ 831.6 million principal and $ 77.1 million in accrued interest) which is disclosed in “Other non-current payables”.

2.       Higher salary costs

The aforementioned SE Resolution No. 32/15 resolves that LVFVD be issued in favor of Edenor for the Loan for consumption (Mutuum) received by Edenor to afford the salary increases deriving from the application of Resolution No. 836/14 of the Ministry of Labor, Employment and Social Security; allowing Edenor to offset them against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

In this regard, as of June 30, 2015, Edenor made the pertinent recordings, fully canceling the $476.7 million liability for this concept, this generating a positive result of $ 447.4 million relating to the principal received, which has been disclosed in the “Income recognition on account of the RTI – SE Resolution No. 32/15” line item of the income statement, and a positive result of $ 29.3 million, relating to interest accrued, which has been disclosed in the “Financial expenses” line item of the income statement.

c.        Framework Agreement

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by Edenor as of December 31, 2014, are as follow:

In June 2015, Edenor, together with Edesur, the Federal Government and the Government of the Province of Buenos Aires signed an Addendum pursuant to which the New Framework Agreement was renewed for a period of four years, from January 1, 2015 to December 31, 2018.

Therefore, as of June 30, 2015, Edenor recognized the revenue relating to this concept, which amounts to $ 45.6 and has been disclosed in the “Revenue from sales” line item of the Condensed Interim Statement of Comprehensive Income (Loss).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3 Transmission

On March 17, 2015 Transener and Transba executed with CAMMESA the Addenda the Mutuum (Loan) Contracts (New Addenda), by which it was agreed to grant a new loan in the amount of $ 563.6 million and $ 178.3 million to Transener and Transba, respectively, corresponding to: i) the outstanding of the Mutuum (Loan) Contracts as of January 30, 2015; and ii) receivables acknowledged by the ES and the ENRE on account of cost variations for the June 2014-November 2014 period. In addition, the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Instrumental Renewal Agreement in order to cancel the amounts to be received by application of New Addenda signed.

At the end of each period, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Mutual Contracts have been accounted for in Transener and Transba’s financial statements. Consequently, Transener has recorded revenues from sales amounting to $ 359.7 million and $ 267.6 million, as well as accrued interest for $ 74.4 million and $ 112.6 million for the six months period ended June 30, 2015 and 2014, respectively. Likewise, Transba has disclosed revenues from sales amounting to $ 179.3 million and $ 80.5 million, and interest income amounting to $ 19.3 million and $ 28.6 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through the cession of receivables recognized for higher costs, pursuant to the Agreement and the Renewal Agreement.

2.4 Oil y gas

Natural Gas Surplus Injection Promotion Program (the “Program”)

On July 15, 2015, the Committee passed Resolution No. 123/15 defining the Rules for acquisitions, sales and assignments under the Program, which provides that the companies acquiring, selling or assigning areas, rights or participations should file the corresponding presentation within a term of 10 working days of such operation.

As of the closing of these unaudited condensed interim financial statements, PEPASA has filed the documentation required by such Resolution and pursuant to the Addendum to the Investment Agreement entered into with YPF in the Rincón del Mangrullo area. The subsidiary Company estimates that it will not be affected by the application of such resolution.

NOTE 3: BASIS OF PRESENTATION

These unaudited condensed interim financial statements for the six and three month periods ended on June 30, 2015 have been prepared in accordance with the provisions of IAS 34 "Interim Financial Reporting".

This unaudited condensed interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2014, which have been prepared in accordance with IFRS. These unaudited consolidated condensed interim financial statements are expressed in Argentine pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 3: (Continuation)

These unaudited condensed interim financial statements for the six and three month periods ended June 30, 2015 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the six and three month periods ended June 30, 2015, does not necessarily reflect in proportion the Company’s results for the complete year.

These unaudited condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on August 10, 2015.

Comparative information

Balances as of December 31, 2014 and for the six and three month periods ended on June 30, 2014, included in these unaudited condensed interim financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current period

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these unaudited condensed interim financial statements are consistent with those used in the financial statements for the last fiscal year prepared under IFRSs, which ended on December 31, 2014, except for the changes described below.

Income recognition on account of the RTI - SE Resolution No. 32/15

The recognition established by Resolution 32/15 falls within the scope of IAS 20 “Accounting for government grants and disclousure of government assistance”, since it implies a compensation to cover the costs and investments associated with the normal performance of the provision of the public service concession.

Their recognition is made at fair value when there is reasonable assurance that will be collected and have met the service.

Such concept has been disclosure in the line, income recognition on account of the RTI - SE Resolution No. 32/15 line item of the unaudited condensed interim statement of comprehensive income (loss).

Recognition of revenues from the electricity market

During this period, HIDISA and HINISA  have not recognized the Maintenance Remuneration —which is to be allocated exclusively to the financing of major maintenance tasks— as income since the condition that the entities may probably receive the economic benefits associated with the transaction has not been met, as the major maintenance works to be financed with the LVFVDs to be issued by CAMMESA are subject to approval by the ES and, therefore, there is no reasonable certainty that these companies will collect the generated receivables.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited condensed interim financial statements.

In the preparation of these unaudited condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Financial Statements for the year ended December 31, 2014, except as mentioned below:

Impairment of long-lived assets - Distribution

From the implementation of SE Res. 32/15 which established a temporary increase in income as from February 1, 2015, the projected and discounted cash flows used by the Company to determine the recoverability of the CGU have been updated.

The future increase in electricity rates used by Edenor to assess the recoverability of its long-lived assets as of June 30, 2015 is based on the rights to which Edenor is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to the financial statements as of December 31, 2014. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2 to these unaudited condensed interim financial statements, have also been considered. Edenor Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2016.

In spite of the current economic and financial situation described in Note 31.2 to these unaudited condensed interim financial statements, Edenor has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, Edenor may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, Edenor has considered three different probability-weighted scenarios. Although in all of them it is estimated that Edenor will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, Edenor has considered different timing and magnitude of an increase in the DAV.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

The scenarios considered are as follow:

a) Scenario called Pessimistic scenario: in this scenario, Edenor contemplates the effects of SE Resolution 32/15 and assumes modest electricity rate increases as from 2016 as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, Edenor contemplates the effects of SE Resolution 32/15 and assumes reasonable electricity rate increases as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 65%.

c) Scenario called Optimistic scenario: in this case, Edenor contemplates the effects of SE Resolution 32/15 and assumes increases higher than those of the intermediate scenario as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 15%.

Edenor has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, Edenor estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the conclusions previously mentioned, the valuation of the CGU, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of June 30, 2015.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

Furthermore, the management understands that although these estimates may show an increase in the CGU’s value, actual measures obtained so far are insufficient to consider a sustainable recovery which may lead to the reversal of the impairment loss recognized by the Company during fiscal year 2011.

Going concern

Edenor’s unaudited condensed interim financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally during fiscal year 2015 because in Edenor’s opinion SE Resolution 32/15 provides greater certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the RTI.

The management considers that this situation involving its subsidiary Edenor does not affect the Company's capacity to continue operating on an ordinary basis.

NOTE 6: FINANCIAL RISK MANAGEMENT

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since the last year.

Concentration risk factors

Related to unionized employees

On June 8, 2015 an agreement was entered into between the Ministry of Labor, Employment and Social Security; Edesur; the Luz y Fuerza Union of the City of Buenos Aires, the Association of Senior Personnel of Power Companies; and Edenor providing for the following:

i)      A gradual salary increase until April 30, 2016, amounting to a 16% as from May 1, 2015; a non-cumulative 11.8% as from September 1, 2015;

ii)     and an 11.9% increase for the May 2016- October 2016 period, to be calculated based on compensations effective in April 2016.

This Resolution also applies to contractors with staff under these unions' collective bargaining agreements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			06.30.2015	12.31.2014
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Winemaking	100.00%	100.00%
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PEPASA	Argentina	Oil	49.60%	49.74%
PEPCA	Argentina	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	06.30.2015	06.30.2014
At the beginning of the year		226,894,893	188,644,285
Capital increase	27.g	475,000	-
Other increases		-	6,052,309
Other decreases		(9,007,014)	-
Participation in other comprehensive income		28,667,311	(2,708,534)
At the end of the period		247,030,190	191,988,060

The Company has a co-controlling interest in Citelec, Transener’s controlling company.

The percentage share is 50%. The stock capital is composed of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation, its condensed interim financial statements as of June 30, 2015 have been used, which disclose the following items: Capital Stock in the amount of $ 554.3 million, profit for the year in the amount of $ 61.3 million and Shareholders’ Equity in the amount of $ 388 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: (Continuation)

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in it:

	06.30.2015	06.30.2014
Equity method	194,428,252	126,274,338
Adjustments (1)	52,601,938	65,713,722
Total investments in joint ventures	247,030,190	191,988,060

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

NOTE 9: INVESTMENTS IN ASSOCIATES

	06.30.2015	06.30.2014
At the beginning of the year	133,169,584	134,774,654
Share of (loss) profit	7,462,702	(1,975,757)
At the end of the period	140,632,286	132,798,897

The Company holds an interest in only one associated company. Through PEPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

The capital stock of the associated company is composed of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation of its interest in the associate, the condensed interim financial statements as of June 30, 2015 have been used, which disclose the following items: Capital Stock in the amount of $ 638.9 million, profit for the period in the amount of $ 74.6 million and Shareholders’ Equity in the amount of $ 1,058.1 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in them:

	06.30.2015	06.30.2014
Equity method	105,812,790	97,979,401
Adjustments (1)	34,819,496	34,819,496
Total investments in associates	140,632,286	132,798,897

(1) Includes the increased value of investments in associated companies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

Type of good	Original Values
	At the beginning	Increases	Decreases	Transfers	At the end
Land	24,568,246	-	-	-	24,568,246
Buildings	369,648,826	-	-	21,879,455	391,528,281
Generation equipment and machinery	2,310,992,875	468,312	(15,216,412)	99,095,349	2,395,340,124
Work and compulsory work performed	7,533,912	-	-	-	7,533,912
High, medium and low voltage lines	2,477,342,509	9,598,785	(7,118,699)	350,566,957	2,830,389,552
Substations	1,068,956,758	-	-	99,150,679	1,168,107,437
Transforming chamber and platforms	608,521,395	-	(105,826)	92,151,168	700,566,737
Meters	711,410,784	-	-	53,961,665	765,372,449
Wells	462,012,725	27,287,178	-	7,925,854	497,225,757
Casks	89,571	-	-	-	89,571
Mining property	334,147,113	268,419,845	-	-	602,566,958
Gas plant	4,156,943	5,447,402	-	6,551,076	16,155,421
Vehicles	131,665,346	37,024	(779)	43,960,005	175,661,596
Furniture and fixtures and software equipment	161,524,463	1,253,872	(76,537)	7,520,067	170,221,865
Communication equipments	57,932,395	96,045	(6,900)	73,485	58,095,025
Materials and spare parts	236,683,467	19,711,996	(8,798,339)	2,647,181	250,244,305
Tools	30,157,577	916,368	(3,390)	358,293	31,428,848
Work in progress	2,203,929,609	1,668,543,051	(2,314,107)	(691,903,230)	3,178,255,323
Advances to suppliers	218,768,681	151,649,757	(1,582,258)	(93,938,004)	274,898,176

Total at 06.30.2015	11,420,043,195	2,153,429,635	(35,223,247)	-	13,538,249,583
Total at 06.30.2014	8,616,516,627	971,974,359	(9,054,901)	-	9,579,436,085

Borrowing costs capitalized in the book value of property, plant and equipment during the period ended June 30, 2015 and 2014 amounted to $ 122 and $ 71 million respectively.
Labor costs capitalized in the book value of property, plant and equipment during the period ended June 30, 2015 and 2014 amounted to $ 173.7 and $ 7.3 million respectively

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation				Net book values
Type of good	At the beginning	Decreases	For the period	At the end	At the end	At 12.31.2014

Land	-	-	-	-	24,568,246	24,568,246
Buildings	(79,986,503)	-	(8,890,894)	(88,877,397)	302,650,884	289,662,323
Generation equipment and machinery	(497,494,132)	14,525,765	(65,820,632)	(548,788,999)	1,846,551,125	1,813,498,743
Work and compulsory work performed	(3,610,765)	-	(207,574)	(3,818,339)	3,715,573	3,923,147
High, medium and low voltage lines	(659,482,619)	5,904,226	(50,487,271)	(704,065,664)	2,126,323,888	1,817,859,890
Substations	(249,330,673)	-	(20,130,442)	(269,461,115)	898,646,322	819,626,085
Transforming chamber and platforms	(149,731,976)	45,858	(12,161,455)	(161,847,573)	538,719,164	458,789,419
Meters	(228,200,710)	-	(20,630,612)	(248,831,322)	516,541,127	483,210,074
Wells	(123,718,574)	-	(35,324,116)	(159,042,690)	338,183,067	338,294,151
Casks	(37,126)	-	(8,956)	(46,082)	43,489	52,445
Mining property	(40,579,609)	-	(39,609,496)	(80,189,105)	522,377,853	293,567,504
Gas plant	(593,369)	-	(2,215,834)	(2,809,203)	13,346,218	3,563,574
Vehicles	(38,768,503)	779	(13,102,106)	(51,869,830)	123,791,766	92,896,843
Furniture and fixtures and software equipment	(85,856,034)	76,537	(11,480,466)	(97,259,963)	72,961,902	75,668,429
Communication equipments	(31,987,738)	-	(1,637,670)	(33,625,408)	24,469,617	25,944,657
Materials and spare parts	-	-	-	-	250,244,305	236,683,467
Tools	(11,186,178)	3,390	(1,515,037)	(12,697,825)	18,731,023	18,971,399
Work in progress	(1,378,711)	-	(68,621)	(1,447,332)	3,176,807,991	2,202,550,898
Advances to suppliers	-	-	-	-	274,898,176	218,768,681

Total at 06.30.2015	(2,201,943,220)	20,556,555	(283,291,182)	(2,464,677,847)	11,073,571,736
Total at 06.30.2014	(1,713,855,268)	2,693,724	(190,341,830)	(1,901,503,374)	7,677,932,711
Total at 12.31.2014						9,218,099,975

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	At the end

Concession agreements	950,767,632	950,767,632
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identified in acquisitions of distribution's segment companies	8,834,040	8,834,040
Total at 06.30.2015	1,073,983,042	1,073,983,042
Total at 06.30.2014	1,299,523,361	1,299,523,361

	Amortizations
Type of good	At the beginning	For the period	At the end

Concession agreements	(194,973,412)	(13,626,849)	(208,600,261)
Goodwill	-	-	-
Rights over arbitration proceedings	-	-	-
Intangibles identified in acquisitions of distribution's segment companies	(6,625,531)	(1,104,256)	(7,729,787)
Total at 06.30.2015	(201,598,943)	(14,731,105)	(216,330,048)
Total at 06.30.2014	(397,677,048)	(14,731,105)	(412,408,153)

	Valores residuales
Type of good	At the end	At 12.31.2014

Concession agreements	742,167,371	755,794,220
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identified in acquisitions of distribution's segment companies	1,104,253	2,208,509
Total at 06.30.2015	857,652,994
Total at 06.30.2014	887,115,208
Total at 12.31.2014		872,384,099

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 12: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Non current	06.30.2015	12.31.2014

Shares	70,630	70,630
Trusts	1,318,294,567	962,942,332
Total non current	1,318,365,197	963,012,962

Current

Government securities	490,223,767	237,068,910
Corporate securities	493,247	505,553
Shares	116	61,629,484
Investment funds	1,566,381,349	729,373,180
Total current	2,057,098,479	1,028,577,127

NOTE 13: DEFERRED TAX ASSETS AND LIABILITIES

The composition of the deferred tax assets and liabilities is as follows:

	06.30.2015	12.31.2014
Tax los-carryforwards	101,313,935	115,375,625
Trade and other receivables	38,343,793	34,497,413
Derivative financial instruments	8,761,532	2,463,777
Financial assets at fair value through profit and loss	-	2,063,417
Trade and other payables	338,748,437	347,324,494
Salaries and social security payable	21,525,972	20,935,459
Defined benefit plans	91,545,177	78,171,676
Taxes payable	39,328,922	31,430,789
Provisions	63,688,267	50,152,653
Other	204,088	3,239,902
Deferred tax asset	703,460,123	685,655,205

Property, plant and equipment	(656,360,561)	(623,497,888)
Intangible assets	(233,019,251)	(236,676,501)
Trade and other receivables	(236,816,207)	(176,859,967)
Borrowings	(22,616,847)	(18,951,331)
Other	(5,875,981)	(6,572,090)
Deferred tax liabilities	(1,154,688,847)	(1,062,557,777)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	06.30.2015	12.31.2014
Deferred tax asset	66,018,870	93,681,916
Deferred tax liabilities	(517,247,594)	(470,584,488)
Net deferred tax liabilities	(451,228,724)	(376,902,572)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: Trade and Other receivables

Non Current	Note	06.30.2015	12.31.2014

Res. No. 406/03 Inc c) CAMMESA consolidated receivables	2	592,434,313	553,279,918
Present value discount	2	(23,718,119)	(34,635,539)
Additional Compensation Trust Resolution No. 95/13	2	203,542,581	138,977,852
Present value discounted Resolution No. 95/13	2	(11,386,296)	(17,156,517)
Trade receivables, net		760,872,479	640,465,714

Tax credits:
- Value added tax		8,856,904	14,610,909
- Sales tax		23,781,658	16,183,868
- Income tax and minimum notional income tax		299,857,642	295,302,026
- Tax on banking transactions		22,559,385	16,093,219
- Allowance for tax credits		(132,236,859)	(107,111,954)
Related parties	27.i	7,237,596	7,366,313
Financial credit		69,784,337	71,191,721
Other		787,099	741,077
Other receivables, net		300,627,762	314,377,179

Total Non Current		1,061,500,241	954,842,893

Current

Receivables from energy distribution (1)		995,554,074	945,666,193
Receivables from MAT		50,732,469	48,626,021
CAMMESA		1,140,955,651	1,004,349,392
Res. No. 406/03 Inc. c) CAMMESA consolidated receivables	2	10,708,730	10,905,524
Non recurring maintenance remuneration	2	77,863,673	94,253,852
Receivables from oil, gas and liquid sales		68,707,462	38,783,748
Debtors in litigation		22,520,582	21,965,685
Receivables from administrative services		2,007,143	15,174
Related parties	27.i	11,157,419	9,627,015
Other		3,951,614	2,814,648
Allowance for doubtful accounts		(78,397,203)	(91,117,582)
Trade receivables, net		2,305,761,614	2,085,889,670

(1)       Net of stabilization factor.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

	Note	06.30.2015	12.31.2014
Tax credits:
- Value added tax		262,696,921	208,466,098
- Sales tax		4,728,613	5,405,113
- Income tax and minimum notional income tax		5,983,844	369,418
- Withholding of social security contributions		1,473,771	3,138,459
- Other tax credits		115,991	159,957
- Allowance for tax credits		(443,955)	(443,955)
Advances to suppliers		21,816,346	14,183,290
Advances to employees		1,671,840	2,547,431
Related parties	27.i	7,957,513	8,879,484
Prepaid expenses		21,549,538	34,785,413
Receivables from electric activities		35,044,260	48,581,474
Financial credit		12,614,077	6,657,699
Guarantee deposits		97,969,853	389,927,105
Judicial deposits		10,314,431	11,900,401
Credit with FOCEDE(1)		185,118,162	-
Credits for Compensation of Excess Gas Injection Resolution No. 1/13		101,123,335	80,677,392
Credit for additional incomes Res. SE No. 32	2	353,053,814	-
Receivables from the sale of financial instruments		32,379,236	28,701,997
Contributions to receive non-operating partners		5,197,143	1,646,774
Other		9,375,359	5,128,579
Allowance for other receivables		(44,834,708)	(39,766,643)
Other receivables, net		1,124,905,384	810,945,486

Total Current		3,430,666,998	2,896,835,156

(1)     As of June 30, 2015, the net position held by Edenor with the FOCEDE is comprised of the following (in thousands of pesos):

06.30.2015
Fixed charge Res. No. 347/12 charged to customers and not transferred	(1,531)
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Res. No. 347/12	1,925
Receivable from funds pending collection for Extraordinary Investment Plan	307,018
Provision for FOCEDE expenses	(122,294)
185,118

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

The movements in the allowance for the impairment of receivables is as follow:

	06.30.2015	06.30.2014
At the beginning	91,117,582	77,200,000
Allowance for impairment	798,680	3,738,752
Decreases	(3,581,528)	(2,184,386)
Reversal of unused amounts	(9,937,531)	(199,917)
At the end of the period	78,397,203	78,554,449

The movements in the allowance for the impairment of other receivables is as follow:

	06.30.2015	06.30.2014
At the beginning	147,322,552	114,078,973
Allowance for impairment	30,712,428	17,098,100
Decreases	(490,205)	(5,053,003)
Reversal of unused amounts	(29,253)	(1,838,817)
At the end of the period	177,515,522	124,285,253

NOTE 15: SHARE CAPITAL

The Company´s subscribed and paid-in capital stock amounts to $ 1,314,310,895, represented by 1,314,310,895 common shares in book-entry form with a face value of  $ 1 each and each granting the right to one vote.

NOTE 16: TRADE AND OTHER PAYABLES

Non Current	06.30.2015	12.31.2014

Suppliers	-	364,852
Customer contributions	100,599,256	118,297,671
Funding contributions for substations	51,700,000	51,700,000
Customer guarantees	63,256,930	60,742,930
Accounts payable	215,556,186	231,105,453

Fines and bonuses	1,149,343,746	1,032,193,134
Loan (mutuum) with CAMMESA	908,696,706	506,753,360
Compensation agreements	43,264,425	33,741,205
Liability with FOTAE	147,086,405	105,640,700
Other payables	2,248,391,282	1,678,328,399

Total Non Current	2,463,947,468	1,909,433,852

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 16: (Continuation)

Current	Note	06.30.2015	12.31.2014

Suppliers		1,637,070,183	1,408,516,910
CAMMESA (1)		2,937,085,091	2,562,949,421
Customer contributions		130,326,464	148,075,761
Funding contributions substations		21,716,320	18,431,955
Fees and royalties		1,953,941	5,648,300
Customer advances		21,643,120	1,199,336
Customer guarantees		1,048,184	1,540,082
Related parties	27.i	473,618	384,534
Accounts payable		4,751,316,921	4,146,746,299

PUREE (2)		-	17,521,570
Penalties and ENRE discounts		63,901,092	70,588,565
Dividends payable		4,951,680	-
Related parties	27.i	2,215,538	2,705,669
Advances for work to be executed		39,453,166	10,650,017
Guarantees executed		181,645,404	170,912,175
Liability with FOCEDE (3)		-	85,386,048
Compensation agreements		99,453,080	27,805,216
Other		488,769	4,155,733
Other payables		392,108,729	389,724,993

Total Current		5,143,425,650	4,536,471,292

(1)      As of June 30, 2015 and December 31, 2014 net of $ 3.2 billion and $ 3.4 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13, subsequent Notes and Resolution 32/15. The respective LVFVD were issued on July 22, 2015.

(2)      As of June 30, 2015 and December 31, 2014, net of $ 2.2 billion and $ 2.2 billion, respectively, offset in accordance with the provisions of SE Resolution No. 250/13, subsequent Notes and SE Resolution No. 32/15. The respective LVFVD were issued on July 22, 2015.

(3)      As of December 31, 2014, the net position held by Edenor with the FOCEDE is comprised of the following (in thousands of pesos):

12.31.2014
Fixed charge Res. No. 347/12 charged to customers and not transferred	6,105
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Res. No. 347/12	74,713
Receivable from funds pending collection for Extraordinary Investment Plan	(93,133)
Provision for FOCEDE expenses	97,701
Total liability with FOCEDE	85,386

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: BORROWINGS

Non Current	Note	06.30.2015	12.31.2014

Financial borrowings		936,131,587	794,104,954
Corporate bonds		3,038,872,884	2,743,759,769
Related parties	27.i	27,811,394	193,403,000
		4,002,815,865	3,731,267,723

Current

Bank overdrafts		305,622	52,941,170
VCP		315,184,916	207,923,095
Financial borrowings		250,932,161	209,355,993
Corporate bonds		253,471,477	99,385,972
Related parties	27.i	460,664,716	269,697,740
		1,280,558,892	839,303,970

The main variations in the Group's financial structure during the six month period ended June 30, 2015 and until the date of issuance of these unaudited condensed interim financial statements are described below:

17.1 Generation

17.1.1. CTLL

Cammesa Financing

Major maintenaice

On March 5, 2015, CTLL executed a loan agreement with CAMMESA to finance a major overhaul of this unit for a total amount in pesos equivalent to US$ 11.8 million and $ 7.2 million, in both cases plus VAT.

The financing will be repaid in 36 monthly, equal and consecutive installments, with the application of a rate equivalent to the mean yield obtained by CAMMESA from its financial placements with the WEM, maturing as from the economic transaction for the month following the conclusion of the works. The Maintenance Remuneration provided for by SE Resolution No. 529/14 will be allocated to the cancellation of the granted financing.

CTLL guarantees a 90% net power capacity minimum availability for the unit as from the month following its entry into service and until the termination of the repayment period.

In March 2015, CTLL applied for an extension of the financing to cover for TG03 unit's overhaul in the amount of US$ 4.8 million and $ 18.2 million, in both cases plus VAT, nationalization and logistics costs. The Subsecretariat of Electric Power authorized the requested extension through Note No. 1130/2015. As at the date hereof, the Addendum to the Loan Agreement has not been perfected.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

As of the issuance of these unaudited condensed interim financial statements, CTLL has received partial advances in the amount of $ 85.8 million, which have been offset with receivables from the Maintenance Remuneration as of June 30, 2015.

2014 Agreement

As of the issuance of these unaudited condensed interim financial statements, CTLL has received partial advances in the amount of $ 650.3 million under the Assignment Agreement executed with CAMMESA on December 1, 2014.

As regards the project's progress, the turbine, the generator and the main equipment have already been assembled. Civil works are in the final construction stages. The installation of the turbine and generator package and its auxiliary systems is expected to continue until the month of September, and their correct mounting and operation will be verified until November. Final checkups will be conducted in December (while the unit is running) and contractual and commercial tests will be performed; thus, the unit is expected to be put into service by the end of the year.

Simultaneously, the installation, verification and starting of the balance of plant supporting the operation of the LMS100 unit will be conducted: natural gas measurement and compression, cooling tower, demin water plant, fire protection system, air compressors, main transformer and connection to the 500 KV switchyard.

Pursuant to the New Power Generation Plant Construction and Equipment Supply Agreement, as of the issuance hereof CTLL has made payments in the amount of $ 650.3 million.

17.1.2 CTG

Issuance of Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent in other currencies) on March 6, 2015 CTG issued Class 6 Corporate Bonds for a face value of $ 91 millon maturing within a term of 18 months and accruing interest at a 28% annual nominal fixed rate during the first six months and at the Private Badlar rate plus a 500 basis points spread during the remaining nine months. Interest will be payable on a quarterly basis.

With the net proceeds of the issue, CTG proceeded to cancel the principal and interest of the Class 4 Corporate Bonds and partially prepay the loan finance mentioned below.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

Bank borrowings

On March 20, 2015, CTG prepaid the entire syndicated loan for an amount equivalent to $ 58.8 million of net proceeds from the issuance of Class 6 Corporate Bonds and equity.

Cammesa Financing

On May 18, 2015, CTG entered into a loan agreement with CAMMESA to finance TV11 unit's overhaul in a peso-denominated amount equivalent to US$ 10.3 million plus VAT and nationalization costs.

This financing will be repaid in 36 monthly and consecutive installments, with the application of the mean yield obtained by CAMMESA from its financial placements with the WEM, maturing as from the economic transaction corresponding to the month following the completion of the works. The Maintenance Remuneration will be allocated to the payment of the granted financing.

CTG guarantees an 80% net capacity minimum availability as from the month following the unit's entry into service and until the termination of the repayment period.

As of the issuance of these Condensed Interim Financial Statements, CTG has requested partial advances in the amount of US$ 514,000, which are still pending payment by CAMMESA.

17.1.3 CPB

Financing of Major Maintenance Works

During the month of May 2015 and in answer to the requests filed by CPB, ES Note No. 1129/15 authorized the extension of the financing in the amount of US$ 7.2 million plus VAT and nationalization costs to fund the replacement of new parts which were not estimated in the original schedule. As at the date hereof, the Addendum to the Loan Agreement dated April 8, 2014 has not been perfected.

As of the issuance of these unaudited condensed interim financial statements, CPB has received partial advancements by CAMMESA in the amount of $ 313.9 million, out of which $ 92.5 million have been early canceled with receivables generated by the Maintenance Remuneration and $ 41.8 million are pending early cancellation once CAMMESA issues the applicable documents. Furthermore, CPB has not generated a positive FRD for the early cancellation of the financing.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

17.2 Oil and gas

17.2.1 PEPASA

VCPs Global Programme

Under the VCPs Global Program (that is, VCPs non-convertible into shares) for up to US$ 40 million dated April 24, 2014, on February 26, 2015 and April 30, 2015 PEPASA issued the following VCPs:

-       Series 11: for a face value of $ 89.9 million, accruing interest at a Private Badlar Rate plus a 28% spread and maturing 12 calendar months as from their issuance date. Interest will be payable on a quarterly basis.

-       Series 12: for a face value of $ 137 million, accruing interest at a Private Badlar Rate plus a 28.5% spread and maturing 12 calendar months as from their issuance date. Interest will be payable on a quarterly basis.

Resources derived from the issuance of these VCPs have been allocated to investments in physical assets, the payment of working capital and/ or the refinancing of liabilities.

Lastly, on July 2, 2015, PEPASA amended the VCPs Global Program by increasing its amount to up to US$ 70 million or its equivalent in other currencies.

Corporate Bonds Programme

Under the Simple Corporate Bonds Program (that is, bonds non-convertible into shares) for up to US$ 125 million dated April 24, 2014, on February 26, 2015 and April 30, 2015 PEPASA issued the following Corporate Bonds:

-       Class 4 and 5: for a face value of $ 51 million, at a 27.48% annual nominal fixed rate during the first 9 months and at the Private Badlar rate plus a 5% spread during the remaining 9 months; and for a face value of US$ 18.6 million at a $ 8.7008 exchange rate, bearing a 5% annual nominal fixed rate, respectively. Both classes will mature on August 26, 2016, and interest will be payable on a quarterly basis.

-       Class 6: for a face value of $ 49.9 million at a 27.25% annual nominal fixed rate during the first 9 months, and at the Private Badlar rate plus a 4.5% spread during the remaining 9 months. This class will mature on October 30, 2016, and interest will be payable on a quarterly basis.

Funds collected through the issuance of these corporate bonds will be allocated to investments in physical assets and/or to the payment of working capital.

Lastly, on July 2, 2015, PEPASA amended the Corporate Bonds Program by increasing its amount to up to US$ 250 million or its equivalent in other currencies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 18: PROVISIONS

	06.30.2015
	For contingencies	For decomissioning of wells	Total
Non Current
At the beginning of the year	116,832,696	2,623,202	119,455,898
Increases	15,762,577	12,331,820	28,094,397
At the end of the period	132,595,273	14,955,022	147,550,295

	06.30.2015
	For contingencies
Current
At the beginning of the year	24,242,670
Increases	23,746,401
Decreases	(12,169,526)
At the end of the period	35,819,545

	06.30.2014
	For contingencies	For decomissioning of wells	Total
Non Current
At the beginning of the year	89,703,658	1,761,146	91,464,804
Increases	55,229	634,283	689,512
Reclassifications	(4,510,478)	-	(4,510,478)
Reversal of unused amounts	-	-	-
Decreases	(3,468)	-	(3,468)
At the end of the period	85,244,941	2,395,429	87,640,370

	06.30.2014
	For contingencies
Current
At the beginning of the year	11,239,188
Increases	61,511,714
Reclassifications	4,510,478
Decreases	(27,118,142)
Reversal of unused amounts	(40,000)
At the end of the period	50,103,238

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: REVENUE

	06.30.2015	06.30.2014

Sales of energy to the SPOT Market	628,928,994	401,266,041
Sales of energy for the Resolution No. 220/07	446,265,654	386,141,111
Sales of energy to MAT	872,290	70,967,303
Energy plus sales	227,415,287	179,512,602
Other sales	9,102,094	10,879,065
Generation subtotal	1,312,584,319	1,048,766,122

Energy sales (1)	1,829,083,128	1,724,725,309
Right of use of posts	36,311,679	26,221,243
Connection and reconnection charges	2,614,926	2,268,545
Distribution subtotal	1,868,009,733	1,753,215,097

Gas sales	240,160,562	83,288,497
Oil and liquid sales	14,896,446	9,907,425
Oil and gas subtotal	255,057,008	93,195,922

Administrative services sales	13,099,949	18,289,136
Other sales	862,516	753,001
Holding and others subtotal	13,962,465	19,042,137

Intersegment sales	7,960,060	7,137,671

Total revenue	3,457,573,585	2,921,356,949

(1) Includes revenue from the application of SE Resolution No. 347/12 for $ 258.1 million and $ 244.3 million for the six-month periods ended June 30, 2015 and 2014, respectively.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: COST OF SALE

	06.30.2015	06.30.2014
Inventories at the beginning of the year	135,570,860	114,615,289

Plus: Charges for the period
Purchases of inventories and of energy from the distribution segment	1,046,395,188	950,731,186
Salaries and social charges	1,027,320,783	714,340,698
Other social benefits	12,237,007	8,783,352
Accrual of defined benefit plans	48,235,755	20,430,871
Fees and compensations for services	283,396,607	380,215,520
Property, plant and equipment depreciations	261,096,465	174,628,866
Intangible assets amortization	14,731,105	14,731,105
Depreciation of biological assets	20,407	20,407
Gas consumption	77,810,859	60,080,899
Purchase of energy	115,903,297	149,094,521
Transport of energy	9,773,124	15,696,292
Material consumption	133,030,012	119,222,054
Penalties	131,552,410	119,677,244
Compression cost	4,641,491	-
Gathering	2,743,059	-
Maintenance	41,153,043	21,934,333
Royalties and fees	48,060,711	25,887,884
Gas production	34,467,930	10,650,073
Rental and insurance	33,448,555	28,247,783
Surveillance and security	24,862,440	14,262,254
Taxes, rates and contributions	12,439,903	8,622,714
Communications	6,497,422	5,970,565
Other	15,327,340	11,238,299
Subtotal	2,338,749,725	1,903,735,734

Less: Inventories at the end of the period	(181,115,891)	(155,200,293)
Total cost of sales	3,339,599,882	2,813,881,916

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 21: SELLING EXPENSES

	06.30.2015	06.30.2014
Salaries and social charges	140,630,192	106,387,883
Other social benefits	93,635	41,454
Accrual of defined benefit plans	4,966,754	2,369,332
Fees and compensations for services	157,979,988	120,632,243
Compensation agreements	28,384,189	21,056,282
Property, plant and equipment depreciations	13,763,225	7,236,914
Taxes, rates and contributions	39,946,228	27,979,916
Communications	26,807,612	19,732,459
Penalties	2,840,000	5,780,000
Doubtful accounts	3,323,205	3,956,255
Surveillance and security	416,466	161,256
Other	439,692	360,161
Total selling expenses	419,591,186	315,694,155

NOTE 22: ADMINISTRATIVE EXPENSES

	06.30.2015	06.30.2014
Salaries and social charges	252,112,686	154,700,821
Other social benefits	5,960,847	4,546,558
Accrual of defined benefit plans	6,834,327	2,369,526
Fees and compensations for services	98,315,314	94,218,366
Compensation agreements	33,862,255	23,245,531
Directors and Sindycs fees	26,249,057	11,569,657
Reserve for directors’ options	-	4,472,676
Property, plant and equipment depreciations	8,431,492	8,476,050
Material consumption	7,212,482	5,835,657
Maintenance	1,271,642	1,329,429
Transport and per diem	2,583,578	2,885,511
Rental and insurance	37,736,015	23,894,257
Surveillance and security	10,517,819	7,004,491
Taxes, rates and contributions	10,720,192	7,809,310
Communications	3,898,751	3,841,863
Advertising and promotion	7,906,987	4,271,798
Other	9,445,586	6,298,706
Total administrative expenses	523,059,030	366,770,207

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 23: OTHER OPERATING INCOME AND EXPENSES

Other operating income	06.30.2015	06.30.2014
Insurance recovery	-	6,358,656
Recovery of expenses	2,576,449	12,676,442
Recovery of receivables	9,945,746	2,026,486
Recovery of allowance for tax credits	482,052	281,941
Surplus Gas Injection Compensation Res. No. 1/13	141,835,501	29,210,372
Recovery of tax on gross income	-	37,943,970
Commissions on municipal tax collection	5,421,526	4,627,392
Dividends earned	4,486,563	2,777,280
Services to third parties	26,183,693	9,145,747
Profit of property, plant and equipment sale	33,760	5,592,627
Recovery of penalties	7,170,518	-
Other	4,077,488	4,153,516
Total other operating income	202,213,296	114,794,429

Other operating expenses
Provision for contingencies	(39,508,978)	(61,566,943)
Voluntary retirements - bonus	(23,375,750)	(12,432,608)
Decreaeses in property, plant and equipment	(1,288,435)	(1,882,175)
Indemnities	(5,482,646)	(4,123,416)
Allowance for uncollectible tax credits	(2,433,844)	(2,132,046)
Net expense for technical functions	(5,825,620)	(6,105,522)
Tax on bank transactions	(70,811,382)	(49,300,108)
Other expenses FOCEDE	(25,909,778)	-
Cost for services provides to third parties	(17,489,358)	(5,705,898)
Compensation agreements	(25,915,357)	(16,188,242)
Donations and contributions	(4,038,657)	(3,260,635)
Other	(2,609,223)	(4,772,383)
Total other operating expenses	(224,689,028)	(167,469,976)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: FINANCIAL RESULTS

Finance income	06.30.2015	06.30.2014
Comercial interest	109,628,848	58,104,299
Financial interest	19,281,105	135,800,249
Other interest	8,130	149,237
Total finance income	128,918,083	194,053,785

Finance expenses
Comercial interest (1)	117,689,899	(245,174,051)
Fiscal interest	(31,708,636)	(21,993,471)
Financial interest	(346,344,706)	(279,440,710)
Other interest	(8,706,055)	(196,385)
Taxes and bank commissions	(18,962,762)	(9,396,820)
Other financial expenses	(4,910,817)	(2,291,649)
Total financial expenses	(292,943,077)	(558,493,086)

Other financial results
Foreing currency exchange difference	(138,871,718)	(653,525,618)
Result from repurchase of Corporate Bonds	-	47,208,426
Changes in the fair value of financial instruments	467,975,834	391,117,654
Discounted value measurement	26,649,606	10,145,586
Recovery of tax interests	-	3,166,739
Other financial results	(3,274,855)	(92,213)
Total other financial results	352,478,867	(201,979,426)

Total financial results, net	188,453,873	(566,418,727)

(1) Net of the profit recorded due to the agreement with CAMMESA described in Note 2.2.a).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. Therefore, the basic and diluted results per share are the same for continuing operations during the six month period ended June 30, 2014,

	06.30.2015	06.30.2014
Earnings (loss) attributable to the equity holders of the Company	963,020,737	(80,414,685)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic earnings (loss) per share	0.7327	(0.0612)

Earnings attributable to the equity holders of the Company	963,020,737
Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	250,528,807
Weighted average amount of outstanding shares for diluted profit per share	1,564,839,702
Diluted earnings per share	0.6154

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. In view of the growth of PEPASA operations, as from the second quarter of fiscal year 2015, the Company has identified Oil and Gas as a new segment. Therefore, the comparative information by segment has been restated. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by direct and indirect equity interest in  CPB,  CTG, CTLL, HINISA, HIDISA, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Oil and gas, conformed by direct equity interest in PEPASA related to oil and gas exploration and exploitation activities.

Distribution, conformed by indirect equity interest in EASA and Edenor.

Holding and others, conformed by financial investment operations, holding and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated profit and loss information at June 30, 2015	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	1,312,584,319	410,546,877	1,868,009,733	255,057,008	13,962,465	-	3,860,160,402
Intersegment sales	-	1,421,843	-	56,383,701	15,287,739	(63,711,380)	9,381,903
Cost of sales	(671,850,168)	(285,499,511)	(2,533,838,561)	(188,935,678)	(1,359,176)	56,383,701	(3,625,099,393)
Gross profit (loss)	640,734,151	126,469,209	(665,828,828)	122,505,031	27,891,028	(7,327,679)	244,442,912

Selling expenses	(10,386,180)	-	(366,707,500)	(42,496,967)	(539)	-	(419,591,186)
Administrative expenses	(118,164,305)	(54,329,587)	(309,265,853)	(54,193,652)	(48,714,274)	7,327,679	(577,339,992)
Other operating income	12,625,721	216,911	44,586,600	144,851,956	149,020	-	202,430,208
Other operating expenses	(31,456,600)	(6,653,833)	(156,686,355)	(34,769,466)	(1,762,393)	-	(231,328,647)
Share of profit of joint ventures	-	-	1,760	-	-	-	1,760
Share of profit of associates	-	-	-	-	7,462,702	-	7,462,702
Operating profit (loss) before higher costs recognition and SE Resolution No. 32/15	493,352,787	65,702,700	(1,453,900,176)	135,896,902	(14,974,456)	-	(773,922,243)
Income recognition on account of the RTI - SE Resolution 32/15	-	-	2,388,652,390	-	-	-	2,388,652,390
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	-	186,595,975	-	-	-	186,595,975
Operating profit (loss)	493,352,787	65,702,700	1,121,348,189	135,896,902	(14,974,456)	-	1,801,326,122

Financial income	118,597,416	90,548,129	37,632,622	1,189,129	10,965,976	(39,467,060)	219,466,212
Financial expenses	(166,084,778)	(29,540,055)	(21,033,703)	(130,289,504)	(14,998,488)	39,467,060	(322,479,468)
Other financial results	(58,650,169)	(34,000,655)	(80,845,281)	64,880,099	427,094,218	-	318,478,212
Financial results, net	(106,137,531)	27,007,419	(64,246,362)	(64,220,276)	423,061,706	-	215,464,956
Profit (Loss) before income tax	387,215,256	92,710,119	1,057,101,827	71,676,626	408,087,250	-	2,016,791,078

Income tax	(107,124,734)	(33,528,527)	(451,011,390)	(14,313,770)	(15,094,949)	-	(621,073,370)
Profit (Loss) for the year from continuing operations	280,090,522	59,181,592	606,090,437	57,362,856	392,992,301	-	1,395,717,708

Adjustment non-controlling interest in joint ventures	-	(30,582,545)	-	-	-	-	(30,582,545)
Total profit (loss) of the period	280,090,522	28,599,047	606,090,437	57,362,856	392,992,301	-	1,365,135,163

Depreciation and amortization (2)	81,224,102	22,361,000	138,714,739	77,453,752	650,101	-	320,403,694

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated profit and loss information at June 30, 2015	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Total profit attributable to:
Owners of the Company	258,076,533	28,599,047	254,844,547	28,508,309	392,992,301	-	963,020,737
Non - controlling interest	22,013,989	-	351,245,890	28,854,547	-	-	402,114,426

Consolidated statement of financial position as of June 30,2015
Assets	6,117,259,538	1,285,349,096	10,073,685,282	2,129,889,598	3,342,912,012	(1,152,205,600)	21,796,889,926
Liabilities	4,249,797,732	880,918,684	10,019,635,569	1,815,102,225	869,770,403	(1,152,205,600)	16,683,019,013

Additional consolidated information as of June 30, 2015
Increases in property, plant and equipment	701,283,482	54,035,944	821,198,205	630,695,835	252,113	-	2,207,465,579

(1) Includes financial results generated by Corporated Bonds issued by EASA for Ps. 119.1 million and other consolidation adjustments.
(2) Includes amortizations and depreciation of property, plant and equipment, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTA 26: (Continuación)

Consolidated profit and loss information at June 30, 2014 - Restated	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	1,048,766,122	311,260,811	1,753,215,097	93,195,922	19,042,137	-	3,225,480,089
Intersegment sales	-	598,843	-	38,113,598	11,220,330	(42,196,257)	7,736,514
Cost of sales	(558,201,129)	(227,709,941)	(2,230,583,224)	(61,707,863)	(1,503,298)	38,113,598	(3,041,591,857)
Gross profit (loss)	490,564,993	84,149,713	(477,368,127)	69,601,657	28,759,169	(4,082,659)	191,624,746

Selling expenses	(6,712,888)	-	(280,345,576)	(28,634,219)	(1,472)	-	(315,694,155)
Administrative expenses	(84,927,693)	(39,317,796)	(208,776,669)	(37,404,212)	(39,271,547)	3,639,290	(406,058,627)
Other operating income	58,439,577	-	16,587,369	39,472,476	295,007	-	114,794,429
Other operating expenses	(35,094,013)	(10,572,250)	(108,778,293)	(23,000,002)	(589,766)	-	(178,034,324)
Share of profit of joint ventures	-	-	7,110	-	-	-	7,110
Share of loss of associates	-	-	-	-	(1,975,757)	-	(1,975,757)
Operating profit (loss)	422,269,976	34,259,667	(1,058,674,186)	20,035,700	(12,784,366)	(443,369)	(595,336,578)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	-	735,534,348	-	-	-	735,534,348
Operating profit (loss)	422,269,976	34,259,667	(323,139,838)	20,035,700	(12,784,366)	(443,369)	140,197,770

Financial income	68,120,303	112,048,309	148,280,339	4,342,745	4,731,297	(31,420,899)	306,102,094
Financial expenses	(129,439,057)	(27,662,001)	(389,279,582)	(64,676,448)	(6,956,220)	31,864,268	(586,149,040)
Other financial results	(265,728,211)	(109,353,041)	(426,997,283)	47,198,911	443,547,157	-	(311,332,467)
Financial results, net	(327,046,965)	(24,966,733)	(667,996,526)	(13,134,792)	441,322,234	443,369	(591,379,413)
Profit (Loss) before income tax	95,223,011	9,292,934	(991,136,364)	6,900,908	428,537,868	-	(451,181,643)

Income tax	29,612,669	(11,886,025)	44,016,384	4,864,569	(10,467,886)	-	56,139,711
Profit (Loss) for the year from continuing operations	124,835,680	(2,593,091)	(947,119,980)	11,765,477	418,069,982	-	(395,041,932)

Adjustment non-controlling interest in joint ventures	-	(165,876)	-	-	-	-	(165,876)
Total profit (loss) of the period	124,835,680	(2,758,967)	(947,119,980)	11,765,477	418,069,982	-	(395,207,808)

Depreciation and amortization (2)	64,960,576	21,491,035	120,444,124	19,250,568	438,074	-	226,584,377

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated profit and loss information at June 30, 2014 - Restated	Generation	Transmission	Distribution(1)	Oil and gas	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	113,857,407	(2,758,967)	(615,465,845)	5,882,738	418,069,982	-	(80,414,685)
Non - controlling interest	10,978,273	-	(331,654,135)	5,882,739	-	-	(314,793,123)

Consolidated statement of financial position as of December 31, 2014 - Restated
Assets	5,146,025,095	1,244,965,218	8,066,880,278	1,392,394,121	2,984,710,878	(910,030,330)	17,924,945,260
Liabilities	3,540,787,854	900,141,394	8,616,187,612	1,211,404,733	848,182,280	(910,030,330)	14,206,673,543

Additional consolidated information as of June 30, 2014 - Restated
Increases of property, plant and equipment	36,262,599	108,370,673	643,786,505	291,641,167	284,088	-	1,080,345,032

(1) Includes financial results generated by Corporated Bonds issued by EASA for Ps. 213.8 million and other consolidation adjustments.
(2) Includes amortizations and depreciation of property, plant and equipment, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the consolidated statement of Income and Financial position.

In this sense, the reconciliation between the segment information and the consolidated statement of Income is presented below:

Consolidated profit and loss information at June 30, 2015	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	3,860,160,402	(410,546,877)	3,449,613,525
Intersegment sales	9,381,903	(1,421,843)	7,960,060
Cost of sales	(3,625,099,393)	285,499,511	(3,339,599,882)
Gross profit (loss)	244,442,912	(126,469,209)	117,973,703

Selling expenses	(419,591,186)	-	(419,591,186)
Administrative expenses	(577,339,992)	54,280,962	(523,059,030)
Other operating income	202,430,208	(216,912)	202,213,296
Other operating expenses	(231,328,647)	6,639,619	(224,689,028)
Share of profit of joint ventures	1,760	28,665,551	28,667,311
Share of profit of associates	7,462,702	-	7,462,702
Operating (loss) profit before higher costs recognition and SE Resolution No. 32/15	(773,922,243)	(37,099,989)	(811,022,232)
Income recognition on account of the RTI - SE Resolution 32/15	2,388,652,390	-	2,388,652,390
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	186,595,975	-	186,595,975
Operating profit	1,801,326,122	(37,099,989)	1,764,226,133

Financial income	219,466,212	(90,548,129)	128,918,083
Financial expenses	(322,479,468)	29,536,391	(292,943,077)
Other financial results	318,478,212	34,000,655	352,478,867
Financial results, net	215,464,956	(27,011,083)	188,453,873
Profit (Loss) before income tax	2,016,791,078	(64,111,072)	1,952,680,006

Income tax	(621,073,370)	33,528,527	(587,544,843)
Profit (Loss) for the period from continuing operations	1,395,717,708	(30,582,545)	1,365,135,163

Adjustment non-controlling interest in Joint Ventures	(30,582,545)	30,582,545	-
Profit for the period	1,365,135,163	-	1,365,135,163

Depreciation and amortization	320,403,694	(22,361,000)	298,042,694

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of financial position as of June 30,2015	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	21,796,889,926	(1,075,919,210)	20,720,970,716
Liabilities	16,683,019,013	(880,903,966)	15,802,115,047

Additional consolidated information as of June 30, 2015	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	2,207,465,579	(54,035,944)	2,153,429,635

Consolidated profit and loss information at June 30, 2014 - Restated	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	3,225,480,089	(311,260,811)	2,914,219,278
Intersegment sales	7,736,514	(598,843)	7,137,671
Cost of sales	(3,041,591,857)	227,709,941	(2,813,881,916)
Gross profit (loss)	191,624,746	(84,149,713)	107,475,033

Selling expenses	(315,694,155)	-	(315,694,155)
Administrative expenses	(406,058,627)	39,288,420	(366,770,207)
Other operating income	114,794,429	-	114,794,429
Other operating expenses	(178,034,324)	10,564,348	(167,469,976)
Share of profit (loss) of joint ventures	7,110	(2,715,644)	(2,708,534)
Share of profit of associates	(1,975,757)	-	(1,975,757)
Operating (loss) profit before higher costs recognition and SE Resolution No. 32/15	(595,336,578)	(37,012,589)	(632,349,167)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	735,534,348	-	735,534,348
Operating profit (loss)	140,197,770	(37,012,589)	103,185,181

Financial income	306,102,094	(112,048,309)	194,053,785
Financial expenses	(586,149,040)	27,655,954	(558,493,086)
Other financial results	(311,332,467)	109,353,041	(201,979,426)
Financial results, net	(591,379,413)	24,960,686	(566,418,727)
(Loss) Profit before income tax	(451,181,643)	(12,051,903)	(463,233,546)

Income tax	56,139,711	11,886,027	68,025,738
(Loss) Profit for the period from continuing operations	(395,041,932)	(165,876)	(395,207,808)

Adjustment non-controlling interest in Joint Ventures	(165,876)	165,876	-
Loss for the period	(395,207,808)	-	(395,207,808)

Depreciation and amortization	226,584,377	(21,491,035)	205,093,342

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of financial position as of December 31, 2014 - Restated	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	17,924,945,260	(1,064,548,738)	16,860,396,522
Liabilities	14,206,673,543	(900,116,036)	13,306,557,507

Additional consolidated information as of June 30, 2014 - Restated	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	1,080,345,032	(108,370,673)	971,974,359

NOTE 27: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	06.30.2015	06.30.2014
Joint ventures
Transener	7,960,060	7,137,671
	-	-
Other related parties
TGS	37,362,393	-
CYCSA	780,000	598,327
Grupo Dolphin	-	40,799
	46,102,453	7,776,797

Correspond to gas sale, advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	06.30.2015	06.30.2014
Joint ventures
Transener	(1,421,843)	(598,843)

Other related parties
SACME	(12,576,694)	(8,905,740)
TGS	(1,443,738)	-
	(15,442,275)	(9,504,583)

Correspond to maintenance, and operation and monitoring system for transmitting electricity.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: (Continuation)

c)     Fees for services

	06.30.2015	06.30.2014
Other related parties
Salaverri, Dellatorre, Burgio & Wetzler	(119,420)	(204,591)
	(119,420)	(204,591)

Correspond to fees for legal advice.

d)    Other operating income

	06.30.2015	06.30.2014
Other related parties
CYCSA	-	75,000
PYSSA	-	2,100
	-	77,100

Correspond to royalties for the use of the distribution network.

e)     Other operating expenses

	06.30.2015	06.30.2014
Other related parties
Fundación	(1,690,000)	(2,978,000)
	(1,690,000)	(2,978,000)

Correspond to donations.

f)      Financial expenses

	06.30.2015	06.30.2014
Other related parties
PYSSA	(40,947)	(49,734)
TGS	(7,689,901)	(6,863,308)
Orígenes Retiro	(21,649,695)	(22,898,146)
	(29,380,543)	(29,811,188)

Correspond mainly to interest on loans received.

g)    Capital Suscription

	06.30.2015	06.30.2014
Joint ventures
Citelec	475,000	-
	475,000	-

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: (Continuation)

h)    Reserve for directors’ options

	06.30.2015	06.30.2014
Other related parties
Directors	-	4,472,676
	-	4,472,676

i)      Balances with related parties:

As of June 30, 2015	Trade receivables	Other receivables		Accounts payable	Others payable	Borrowings
	Current	Non Current	Current	Current	Current	Current	Non Current
Joint ventures
Transener	5,868,043	-	-	205,256	-	-	-
Other related parties
CYCSA	461,620	-	-	-	-	-	-
SACME	-	7,237,596	661,802	-	2,215,538	-	-
Directors	-	-	3,620,042	-	-	-	-
Orígenes Retiro	-	-	8,757	-	-	166,006,502	27,811,394
TGS	4,827,756	-	3,666,912	268,362	-	294,658,214	-
	11,157,419	7,237,596	7,957,513	473,618	2,215,538	460,664,716	27,811,394

As of December 31, 2014	Trade receivables	Other receivables		Accounts payable	Others payable	Borrowings
	Current	Non Current	Current	Current	Current	Current	Non Current
Joint ventures
Citelec	-	-	250,000	-	-	-	-
Transener	3,539,690	-	-	163,093	-	-	-
Other related parties
CYCSA	241,090	-	170,051	-	-	-	-
SACME	-	7,366,313	666,344	-	2,705,669	-	-
Directors	-	-	4,344,050	-	-	-	-
Orígenes Retiro	-	-	-	-	-	-	193,403,000
TGS	5,846,235	-	3,449,039	221,441	-	269,697,740	-
	9,627,015	7,366,313	8,879,484	384,534	2,705,669	269,697,740	193,403,000

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Type	Amount of foreign currency	Exchange rate (1)	Total 06.30.2015	Total 12.31.2014

ASSETS

NON CURRENT ASSETS
Other receivables
Third parties	U$S	85,703	8.988	770,300	3,530,984
Total non current assets				770,300	3,530,984

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	32,638,832	8.988	293,357,830	118,252,993
Trade and other receivables
Related parties	U$S	995,086	9.038	8,993,594	10,089,975
Third parties	U$S	7,684,524	8.988	69,068,495	18,439,637
	EUR	3,420	10.005	34,217	521,398
		£-	-	-	96,987
	U$	6,427	0.332	2,134	-
Cash and cash equivalents	U$S	10,864,326	8.988	97,648,552	133,809,244
	EUR	12,563	10.005	125,698	147,584
	U$	698,739	0.332	232,001	14,508
Total current assets				469,462,521	281,372,326
Total assets				470,232,821	284,903,310

LIABILITIES

NON CURRENT LIABILITIES

Trade and other payables
Related parties	U$S	769,025	9.038	6,950,452	6,535,548
Third parties	U$S	250,915,297	9.088	2,280,318,216	1,965,534,435
Total non current liabilities				2,287,268,668	1,972,069,983

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 06.30.2015	Total 12.31.2014

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	42,363,445	9.088	384,999,003	405,629,479
	EUR	445,636	10.140	4,518,522	23,059,419
		£-	-	-	1,161,726
	CHF	30,321	9.728	294,970	262,367
	NOK	68,200	1.166	79,499	78,830
	U$	27,980	0.332	9,290	11,942
Borrowings
Third parties	U$S	32,602,149	9.038	294,658,213	269,697,740
Related parties	U$S	2,161,228	9.088	19,641,237	83,237,348
Salaries and social security payable
Third parties	U$	758,297	0.332	251,776	209,039
Total current liabilities				704,452,510	783,347,890
Total liabilities				2,991,721,178	2,755,417,873

(1) The Exchange rate used correspond to June 30, 2015 released by the National Bank for U.S. dollars (U$S), euros (EUR), sterling pounds (£), swiss francs (CHF), norwegian kroner (NOK) and Uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets and liabilities measured at fair value and classified according to their hierarchy as of June 30, 2015 and December 31, 2014.

As of June 30, 2015	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	493,247	-	-	493,247
Government securities	490,223,767	-	-	490,223,767
Shares	116	-	70,630	70,746
Trust	-	1,318,294,567	-	1,318,294,567
Investment funds	1,566,381,349	-	-	1,566,381,349
Cash and cash equivalents
Investment funds	77,555,766	-	-	77,555,766
Deposits	5,147,362	-	-	5,147,362
Other receivables
Investment funds as collateral	42,778,016	-	-	42,778,016
Total assets	2,182,579,623	1,318,294,567	70,630	3,500,944,820

Liabilities
Derivative financial instruments	-	17,788,500	-	17,788,500
Total liabilities	-	17,788,500	-	17,788,500

As of December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	505,553	-	-	505,553
Government securities	235,522,555	1,546,355	-	237,068,910
Shares	61,629,484	-	70,630	61,700,114
Trust	-	962,942,332	-	962,942,332
Investment funds	729,373,180	-	-	729,373,180
Cash and cash equivalents
Investment funds	135,536,579	-	-	135,536,579
Other receivables
Investment funds as collateral	53,238,417	-	-	53,238,417
Total assets	1,215,805,768	964,488,687	70,630	2,180,365,085

Liabilities
Derivative financial instruments	-	47,880,462	-	47,880,462
Total liabilities	-	47,880,462	-	47,880,462

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

The techniques used for the measurement of assets at fair value with changes in profits/ losses, classified as Level 2, are detailed below:

- Public debt securities: at the present value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: it was determined based on the fair value measurement of the underlying, which amounts to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s main assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, which does not significantly differ from its market value.

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period or their sale date, and the amount at the time of perfection.

NOTE 30: CONTINGENCIES

As at the issuance date of these unaudited condensed interim financial statements, there are no significant changes regarding the situation disclosed by the Company as at December 31, 2014 with the exception of the following:

30.1 CTLL

Legal action for breaches of the joint venture made up of Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. (jointly, “the Contractor”)

On October 20, 2011, CTLL was served notice of the initiation of an arbitration proceeding (the “Arbitration Proceeding”) before the International Chamber of Commerce ("ICC") Court of Arbitration regarding the Agreement for the execution of the Combined Cycle Expansion Works in the Loma de la Lata Plant entered into on September 6, 2007, pursuant to which the Contractor claimed the amount of US$ 111.3 million. In this same proceeding, CTLL filed a counterclaim against the Contractor for the amount of US$ 228.2 million, there being cross claims between the parties in the same Arbitration Proceeding.

On June 19, 2015, CTLL was served notice of the award issued by the Arbitration Court constituted to such effect, which would put an end to all existing controversies (the “Award”).

The Award: (i) disallows practically all claims filed by the Contractor in the Arbitration Proceeding; (ii) declares that the Contractor has incurred several breaches of contract; (iii) provides for a penalty payable by the Contractor to CTLL in the amount of US$ 49.3 million as compensation for damages, cost reimbursements and penalties stipulated under the Contract in case of delays by the Contractor; (iv) declares the legitimacy of the execution of sureties by CTLL; and finally, (v) sentences the Contractor to pay the amount of US$ 1.6 million corresponding to 60% of the costs and expenses incurred by CTLL in the Arbitration Proceeding.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

After offsetting certain payables and receivables between the parties, the balance payable by the Contractor to CTLL under the Award amounts to US$ 15.1 million, and is made up as follows: (i) US$ 10.7 million as principal (which will bear an annual 8% interest rate until the total repayment of the debt); (ii) US$ 2.7 million as interest calculated until the month of March, 2015; and (iii) US$ 1.6 million as legal expenses and arbitration costs.

As of the issuance of these Condensed Interim Financial Statements, both parties have filed requests for corrections and interpretation before the Arbitration Court pursuant to ICC Rules of Arbitration (the “Rules of Arbitration”), which have been duly served on the parties so that they may be answered.

CTLL estimates that the process of clarifications started by the parties and finishing with the rendering of a clarification Award will conclude by the end of the third quarter. It should be pointed out that this procedural stage does not seek to modify substantive issues of the Award, but to clarify and/or correct certain formal aspects.

According to the Rules of Arbitration, the parties have waived their right to appeal and, therefore, the Award is final and conclusive; however, under the French Procedural legislation (applicable to the case since the seat of the Arbitration is the City of Paris), the parties may request the nullity of the Award before the Paris Chamber of Appeals.

The plea of nullity does not seek to review the merits of the Award, that is, the assessment by the Court of the elements submitted by the parties, but rather to conduct a legality control of the required formalities.

If the plea of nullity succeeds, the Award will be declared void and should be rendered again.

Pursuant to the French legislation, a plea of nullity of an Arbitration Award is admissible when: i) the Arbitration Court has mistakenly confirmed or denied jurisdiction; ii) the Arbitration Court has been incorrectly constituted; iii) the Arbitration Court has rendered an award straying from its “Mission Statement”; iv) the due process of law has been breached; v) the recognition or the enforcement of the Award are contrary to French Public International Law.

The appellant will have a 30-day term as from the service of notice, which will be extended for 60 additional days in case it is domiciled outside France.

Based on its behavior during all the arbitration proceeding, which has been confirmed by its requests for clarification of the Award, the Contractor may be expected to file a plea of nullity. However, should it be filed, this plea has a low probability of succeeding in the opinion of CTLL's national and international external counselors.

After the expiration of the terms for rendering a decision on the requests for corrections and interpretation and for the submittal of the plea of nullity, the impact of the award on CTLL's financial statements will be assessed.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

30.2 HIDISA e HINISA

Income tax

HIDISA and HINISA have assessed their income taxes for fiscal year 2014, which resulted in a $ 45.3 million and $ 58.2 million tax-loss carry forward, respectively, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant en equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect using the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses based on the similarity with the parameters put forward in re “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism. If the inflation adjustment mechanisms hadn't been applied, the taxes assessed for fiscal year 2014 would have amounted to $ 4.4 million and $ 14.1 million, respectively.

As of June 30, 2015 and until this issue is finally and conclusively resolved, HIDISA and HINISA will hold a provision for the additional income tax liabilities assessable for fiscal years 2012, 2013 and 2014 in case the inflation adjustment had not been deducted. This provision amounts to $ 35.1 million and $ 56 million respectively, including compensatory interest.

30.3 PESA and subsidiaries

Claim on provision for minimum presumed income tax

During the month of May, CTLL, HIDISA, HINISA, CPB and the Company submitted their Annual Minimum Presumed Income Tax Return for the 2014 period with a zero balance and filed a declaratory relief pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP in order to obtain assurance as to the application of the minimum presumed income tax for such fiscal period based on the Supreme Court's decision in re “Hermitage” rendered on June 15, 2010.

As of June 30, 2015 and December 31, 2014, the Company held a provision for this minimum presumed income tax for fiscal periods 2010-2015 amounting to $ 242.7 and $ 207.2 million respectively, including compensatory interest.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

30.2 Edenor

a. Legal action brought by Edenor (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Provisional Remedy:  In the same action, in February 2014, Edenor applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by Edenor, decision which was confirmed by Division V of the Appellate Court and notified to Edenor on December 19, 2014.

Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time on June 2, 2015.

b. TERI

At the date of issuance of these unaudited condensed interim financial statements, Edenor has received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 49.9 million for this concept.

In Edenor’s opinion these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of Edenor as well as its external legal advisors believe that there exist good reasons to support Edenor’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: ECONOMIC AND FINANCIAL SITUATION OF GENERATION , TRANSMISSION AND DISTRIBUTION SEGMENTS

31.1 Generation

During the fiscal year ended December 31, 2014, HIDISA and HINISA have disclosed negative gross and operating results. During the six-month period ended June 30, 2015, their economic and financial situation has continued deteriorating, as evidenced by gross and operating losses and the resulting operating funds shortfall. This situation is mainly attributable to the negative impact ES Resolution No. 95/13 (as amended by ES Resolutions No. 529/14 and N° 482/15) has had on these subsidiaries' remuneration as from the commercial transaction corresponding to the month of November 2013.

Despite the increases granted by ES Resolution No. 482/15 in fixed (64%), variable (23%) and additional (10%) remunerations and the incorporation of a new remunerative item (the Maintenance Remuneration), repeated claims filed by HIDISA and HINISA through different presentations to CAMMESA and the ES requesting a tariff adjustment more aligned with their technical and operating structures have been neglected.

The new remuneration scheme implemented through ES Resolution No. 95/13, later modified by ES Resolutions No. 529/14 and No. 482/15, would not allow HIDISA and HINISA to generate the minimum operating cash flows necessary to cover for their operating costs. Furthermore, the scope of the new Maintenance Remuneration is insufficient to finance the cost of the maintenance works necessary to guarantee normal and efficient operating conditions.

Besides this, according to hydrological forecasts by the National Subsecretariat of Hydric Resources, the expected water input to the reservoir for the year 2015 will be between 48%-69% of an average year, this year being classified as very dry to dry. This situation, which has persisted for six consecutive years, further impairs HIDISA and HINISA's revenues, since the established remuneration scheme has a strong variable component, and expected values cannot be reached under the current conditions.

31.2 Distribution

In fiscal years 2011, 2012 and 2014, Edenor recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of service, and a delay in obtaining rate increases and/or a real recognition of higher costs (“MMC”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: (Continuation)

In spite of the above, in general terms, quality in the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity as part of economic growth and the standard of living in recent years has also been met. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan or providing essential operation and maintenance works that are necessary to maintain quality and safety in the provision of this public service in a satisfactory manner.

Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to instrument the necessary mechanisms for an efficient and safe provision of the distribution service, the maintenance of the level of investments and compliance with the increased demand.

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007-January 2015, implemented by SE Resolution No. 250/13, SE Notes No. 6852/13, 4012/14, 486/14, 1136/14 and SE Resolution No. 32/15, represented a significant step towards the recovery of Edenor’s economic and financial situation, the effects thereof did not allow for the absorption of either operating nor investment costs or for the payment of financial services.  However, the constant increase in the necessary operating costs to maintain service levels. and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, which shows that this recognition has been insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

In consequence, Edenor permanently maintained in the last four fiscal years a working capital deficit, inasmuch as it had neither the necessary nor the adequate conditions to access the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. As of June 30, 2015, the working capital deficit amounted to $1.9 billion. Thus, at the date of issuance of these financial statements, the signing of the payment plan agreement between Edenor and CAMMESA for the amounts owed, as described in Note 2.2.a).e), is pending.

In view of the above, in 2014, Edenor obtained from the Federal Government loan grants for consumption (mutuums) to thus afford specific obligations, such as: a) the salary increases granted to Edenor employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, applicable also to those contractors whose employees are included in the collective bargaining agreements with the union, not currently in effect by Resolution No. 32/15 (Note 2.2.c); and b) the investment plan resulting from the temporary insufficiency of funds obtained from the fixed charges established by Resolution No. 347/12 and No. Resolution 32/15 (Note 2.2.c).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: (Continuation)

Additionally, on March 13, 2015, the Official Gazette published SE Resolution No. 32/15, issued by the SE, which addresses the need for the adjustment of the economic and financial situation of distribution companies and considers urgent and temporary measures necessary that should be adopted to maintain the normal provision of the public service (Note 2.2.a). As a consequence of this Resolution, Edenor had positive operating results in this area, which have been disclosed in the “Recognition of income on account of the RTI – SE Resolution N. 32/15” line item within the unaudited condensed interim statement of comprehensive income (loss).

Based on the cost increase estimates and financial projections made by Edenor, and the measures of SE Resolution No. 32/15, the Edenor Board of Directors believes that financial resources will be available, at least during fiscal year 2015, to cover not only the operating costs and debt interest payments, but also part of the investment plans, if the payment plan to be defined with CAMMESA to settle the remaining debt with MEM conformsis met by the generation of a surplus cash flow. Compliance with the investment plans will depend on whether the assistance received until now under the Loan for consumption Mutuum Agreement continues.

Although these temporary measures help decrease the degree of uncertainty concerning Edenor’s financial ability for the current fiscal year 2015, the Edenor Board of Directors believes that the sustainable recovery of the economic and financial equation of the public service, object of the concession, will fundamentally depend on the application of an RTI that considers permanent development of operating costs, that allows for the payment of the required investments to meet increasing demand with the quality levels stipulated in the Concession Agreement, and that makes it possible to have access to financing sources, cover the corresponding costs and, at the same time, generate a reasonable return on the investment.

Edenor Board of Directors will continue to take steps before the regulatory authority aimed not only at monitoring the compliance with and effectiveness of the temporary measures adopted until now, but also obtaining compliance with the provisions of both the Adjustment Agreement and SE Resolution No. 32/15 concerning the performance of the RTI.

To date, the outcome of the RTI continues to be uncertain as to both its timing and final form.

Although the conditions of uncertainty existing in previous fiscal years have been mitigated, when compared to short-term projections of the temporary measures adopted by the Federal Government, there is no assurance that such measures will continue to be effective after this first year of application.  The effectiveness will depend on the increase of costs in subsequent periods and the availability of resources from the Federal Government to absorb them while, at the same time, continue with the assistance provided through the Mutuums Loans for Consumption,, until the RTI has been resolved in a satisfactory manner.

NOTE 32: WORKING CAPITAL DEFICIT

As of June 30, 2015 the working capital of the company was negative, amounting to $1,990.1 million. This deficit has been generated in the Distribution segment, mainly through its indirect subsidiary Edenor, as a result of its current economic and financial situation, which is detailed in Note 31. This deficit has been partially offset with the generation segment, which has a positive working capital.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 33: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduces modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiaries Edenor, CTG, CTLL, EASA and PEPASA have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-          Azara 1245 –C.A.B.A.

-          Don Pedro de Mendoza 2163 –C.A.B.A.

-          Amancio Alcorta 2482 C.A.B.A.

-          San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

On February 5, 2014, Iron Mountain S.A.’s warehouse located at Azara 1245 suffered a publicly known accident.

However, according to an internal study conducted by the Company and timely reported to the National Securities Commission on February 12, 2014, approximately 15% of the documentation which the Company, CTG, CTLL, EASA and PEPASA have deposited with Iron Mountain S.A. may be located at the warehouse where the incident took place.

On February 18, 2014, Edenor informed the National Securities Commission that the accident may have affected between 20% and 30% of all the documentation sent to Iron Mountain S.A. for its custody.

As at the issuance of these financial statements, the Company has been informed that according to Iron Mountain’s records, the boxes are probably located in the areas where the incident took place, although they aren’t able to provide more detailed information until they are granted access to the facilities.

A list of the documentation delivered for keeping, as well as the documentation provided for in Section 5.a.3) Article I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 34: PROJECTS FOR DEVELOPMENT AND EXPLOITATION OF HYDROCARBONS

Major developments in the investment projects described below PEPASA during this period and until the date of issuance of these unaudited condensed interim financial statements.

Investment Agreement with YPF for the Rincón del Mangrullo Area

Addendum

On May 26, 2015, PEPASA and YPF executed an agreement to amend certain terms and conditions of the Investment Agreement dated November 6, 2013.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

On July 14, 2015, the Parties deemed that certain conditions precedent subjecting the entry into force of the Addendum have been duly met; therefore, all the terms and conditions stipulated therein will become retroactively effective as from January 1, 2015.

The main modifications to the Agreement stipulated in the Addendum are the following:

(i)        other formations previously excluded are incorporated, only excluding the Vaca Muerta and Quintuco formations;

(ii)      PEPASA will be entitled to the production of all the existing wells in the Area, with the obligation to make all investments in surface facilities -estimated at US$ 75 million for PEPASA during the years 2015 and 2016- and to take on all costs and expenses incurred in the operation of the Area according to its percentage share (50%);

(iii)     PEPASA will invest US$ 22.5 million in wells in the Mulichinco formation and/or make additional surface investments for the 2016-2017 period;

(iv)    PEPASA will make investments in exploratory wells in the Lajas formation, which will amount to US$ 34 million during the first stage for the 2016-2017 period;

(v)      in turn, PEPASA has jointly decided with YPF to expand the drilling plan for the year 2015 by approximately US$ 70 million in the Mulichinco formation.

As from the Addendum's effective date, PEPASA is expected to increase its average production in the Area by approximately 300,000 m3/day, which will represent a percentage rise exceeding 35%. Furthermore, the natural gas and liquid volume retroactively recognized to PEPASA between January 1 and the Addendum's effective date amounts to 63.7 million m3 and 1,820 m3, respectively, which will be compensated to PEPASA before April 30, 2016.

Additionally, YPF undertook to deliver to PEPASA a minimum 300,000 m3/day and maximum 400,000  m3/day natural gas volume, which will be received no later than April 2016 (with the exception of the period comprised between May 15 and September 15, during which it will not be obliged to deliver any volumes). As of the issuance hereof, the production volume assigned to PEPASA amounts to 1,130 thousand m3.

Thus, after this addendum, the total investment committed by PEPASA for the 2014-2017 period in the Area would exceed US$ 350 million.

As of June 30, 2015, 52 wells had been drilled under this agreement. Accumulated investments reach approximately US$ 165 million.

PEPASA's production under the agreement reached approximately 1,100,000 m3/day, and is marketed pursuant to gas supply agreements entered into with different clients at an average price of US$ 4.5/MMBTU.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Investment Agreement for the Senillosa Area

During the month of June 2015, PEPASA concluded the construction and assembly works for a gas conditioning plant and a gas pipeline connected to the transportation system, which allowed bringing the area on to production.

PEPASA's production under the agreement reached approximately 40,000 m3/day, and is marketed pursuant to gas supply agreements entered into with different clients at an average price of US$ 5.1/MMBTU.

Furthermore, PEPASA will be entitled to recover, through the assignment of production, US$ 3 million corresponding to investments made on the other partners' behalf.

Investment Agreement for the El Caracol Norte Area

On June 4, 2015, PEPASA agreed to assign to Petróleos Sudamericanos S.A., HOMAQ S.A. and JCR S.A. all the rights and obligations associated with this Investment Agreement in consideration of the amount of US$ 200,000, US$ 133,000 of which correspond to PEPASA.

This Assignment Agreement is subject to approval by the Provincial Executive Branch and Environmental Authority within a term of six months as from the first working day after the execution of the Agreement.

As of the date of these unaudited condensed interim financial statements, PEPASA is waiting for the occurrence of the conditions required for its recognition. As at December 31, 2014, investments made under this agreement were devalued.

NOTE 35: EVENTS AFTER THE REPORTING PERIOD

PEPASA

Syndicated Loan

On July 27, 2015, PEPASA entered into a syndicated loan agreement for the amount of $ 765 million with Banco Hipotecario S.A., BACS Banco de Crédito y Securitización S.A., Industrial and Commercial Bank of China (Argentina) S.A. and Citibank N.A, Argentine branch.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Its main terms and conditions are described below:

-         Interest: Private Badlar rate plus a 5.75% spread for an amount of $ 615 million, and a 30% fixed rate for an amount of up to $ 150 million;

-         Amortization: it will be amortized in 10 quarterly and consecutive installments, the first one being payable upon the expiration of the term of 15 months as from the disbursement date. The first two installments will represent 5.25% of the principal; the third one, 7.5% of the principal; the fourth one, 11.5% of the principal, and, as from the fifth to the tenth installment, 11.75% of the principal. These amortization conditions will apply to the variable-rate and fixed-rate loan;

-         Guarantees: PEPASA will issue sight bills to each of the banks to guarantee the outstanding principal and interest in the proportion of their share in the loan;

Net funds resulting from the syndicated loan will be applied by PEPASA to the expenses foreseen under the Investment Agreement with YPF.

CTLL

Creation of a new Corporate Bonds Program and issuance of Classes B and C Corporate Bonds

On July 7, 2015, CTLL created a new Simple Corporate Bonds Program (that is, corporate bonds not convertible into shares) for up to US$ 350 million (or its equivalent in other currencies) (the “Program”).

Under such Program, on August 6, 2015, CTLL issued Class C Corporate Bonds in the amount of $ 258 million maturing 21 months as from their issuance date, that is, on May 6, 2017. Class C Corporate Bonds will pay coupons on a quarterly basis and will accrue interest: (i) at a 27.75% fixed rate during the first 6 months as from their issuance date, and (ii) at the Private Badlar rate plus a 450 basis points spread during the remaining 15 months. CTLL resolved to cancel the tender for Class B Corporate Bonds.

Net funds resulting from this placement will be allocated to the partial early cancellation of the Syndicated Loan.

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Building 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

Introduction

We have reviewed the consolidated condensed interim financial statements of Pampa Energía S. A. and its subsidiaries (hereinafter “PESA” or “the Company”) which includes  the consolidated condensed interim statement of financial position as of  June 30, 2015, the consolidated condensed interim statement of comprehensive income for the six and three-months periods ended June 30, 2015, and the consolidated condensed interim statements of changes in equity and cash flows for the six-month period then ended and explanatory selected notes.

The amounts and other information related to fiscal year 2014 and its interim periods, are an integral part of the financial statements previously mentioned and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework and  incorporated by the National Securities Commission (CNV) to their regulations, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim Financial Information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard of review in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries to Company´ staff responsible for the preparation of the information included in the consolidated condensed interim financial statements and the performance of analytical procedures and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion on the consolidated financial position, consolidated comprehensive income and consolidated cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the consolidated condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the consolidated condensed interim financial statements of PESA are pending of being transcribed into the “Inventory and Balance Sheet” book and comply, except for the aforementioned, as regards to those matters that are within our competence, with the provisions of the Corporations Law and pertinent resolutions of the CNV;

b)     the separate condensed interim financial statements of PESA, except for what was mentioned in a), derive from accounting records carried in all formal respects in accordance with legal regulations;

c)      we have read the summary of activities, on which, as regards those matters that are within our competence, we have no observations to make;

d)     as of June 30, 2015 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 158,810, which were not yet due at that date.

Autonomous City of Buenos Aires, August 10, 2015

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 20, 2015

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.